EXHIBIT 99.3

SHORT FORM INDUSTRIAL BUILDING LEASE

1. BASIC TERMS. This Section 1 contains the Basic Terms of this lease (this “Lease”) between Landlord and Tenant, as each is named below.

1.1.	Effective Date of Lease: , 2017 (“Effective Date”)

1.2.	Landlord: SPG PALM CROSSING LLC, a Florida limited liability company

1.3.	Tenant: MAYOR’S JEWELERS OF FLORIDA, INC., a Florida corporation

1.4.	Premises: Approximately 9,166 rentable square feet known as Suite 402 in the building located at 3440 NW 53rd Street, Fort Lauderdale, Florida (the “Building”), as shown on the site plan attached hereto as Exhibit A.

1.5.	Property: The real property on which the Building is located.

1.6.	Lease Term: Ten (10) years and three (3) months (“Term”), commencing on the later of (i) May 1, 2017 or (ii) the date on which the Phase I Improvements (as hereinafter defined) are substantially completed (“Commencement Date”) and ending on July 31, 2027 (“Expiration Date”), subject to Section 5 below.

1.7.	Permitted Uses: (See Section 3) Office, administration, warehouse storage, distribution, watch and jewelry design, repair and manufacture, and such other uses ancillary to the foregoing, but subject in all events to Section 9 below.

1.8.	Security Deposit: (See Section 4) $7,065.46

1.9.	Base Rent Payable by Tenant is: (See Section 2)

1.10.	Tenant’s Proportionate Share: 15.35%

1.11.	Initial Estimated Additional Rent: $2,917.84 per month

1.12.	Broker: (A) CREC (“Tenant’s Broker”) and (B) Berger Commercial Realty Corp. (“Landlord’s Broker”).

1.13.	Exhibits to Lease: The following exhibits are attached to and made a part of this Lease: A (Site Plan); B (Tenant Operations Inquiry Form); C (Lease Commencement Certificate); D (Exclusive Parking); E (Phase I Improvements); E-1 (Phase II Improvements); E-2 (Depiction of Landlord’s Work); F (Renewal Option); G (Right of First Offer); H (Unconditional Guaranty) and (I) SNDA.

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2. LEASE OF PREMISES

2.1. RENT. Landlord hereby leases the Premises to Tenant, and Tenant hereby rents the Premises from Landlord, for the Term and subject to the conditions of this Lease. Tenant shall pay net base rent (the “Base Rent”) to Landlord in monthly installments, in advance, on the first day of each and every calendar month during the Term, in the amounts and for the periods set forth below:

Lease Period	Monthly Base Rent

May 1, 2017 – October 31, 2017*	$3,532.73

November 1, 2017 – April 30, 2018	$7,065.46

May 1, 2018 – April 30, 2019	$7,277.42

May 1, 2019 – April 30, 2020	$7,495.74

May 1, 2020 – April 30, 2021	$7,720.62

May 1, 2021 – April 30, 2022	$7,952.24

May 1, 2022 – April 30, 2023	$8,190.80

May 1, 2023 – April 30, 2024	$8,436.53

May 1, 2024 – April 30, 2025	$8,689.62

May 1, 2025 – April 30, 2026	$8,950.31

May 1, 2026 – April 30, 2027	$9,218.82

May 1, 2027 – July 31, 2027	$9,495.39

*	Fifty percent (50%) of Base Rent shall be conditionally abated for the period of time commencing on May 1, 2017, and ending on October 31, 2017 (such period, the “Free Rent Period”), which abatement is already reflected in the table of Base Rent. If the Commencement Date occurs on a day other than the first day of a calendar month, the Base Rent due for the first calendar month of the Term after the Free Rent Period shall be prorated on a per diem basis. Notwithstanding such abatement of Base Rent during the Free Rent Period, all Additional Rent and all other amounts or charges due under the Lease shall be payable during the Free Rent Period in accordance with the provisions of the Lease. The abatement of Base Rent during the Free Rent Period provided for in this Section 2.1 is conditioned upon Tenant’s full and timely performance of all of its obligations under the Lease. If at any time during the Term of the Lease, Tenant defaults or breaches any of its obligations under the Lease subject to the applicable notice and cure periods, then the abatement of Base Rent provided for in this provision shall immediately become void, and Tenant shall promptly pay to Landlord, in addition to all other amounts due to Landlord under the Lease, the full amount of all Base Rent herein abated.

2.2. ADDITIONAL RENT. Tenant shall also pay (a) Tenant’s Proportionate Share of all costs and expenses paid or incurred by Landlord with respect to the ownership, management, repair, replacement, restoration, maintenance and operation of the Property, including, without limitation, the costs of Permitted Capital Expenditures (as hereinafter defined), and all insurance premiums for coverages carried by Landlord (the “Operating Expenses”); (b) Tenant’s Proportionate Share of all governmental taxes, assessments, fees and charges of every kind or nature due or assessed during the Term in connection with the ownership, leasing and operation of the Premises (“Taxes”); (c) any other amounts owed by Tenant hereunder; and (d) all sales tax imposed by any applicable governmental authority on Base Rent and any of the foregoing amounts (the sums described in (a) through (c), collectively, “Additional Rent”) to Landlord, c/o Berger Commercial Realty Corp., 11340 Interchange Circle, Miramar, Florida 33025. Checks shall be made payable to Landlord. In the event any monthly installment of Base Rent or Additional Rent, or both, is not paid within 5 days of the date when due, a late charge in an amount equal to 5% of the then delinquent installment of Base Rent and/or Additional Rent (the “Late Charge”; the Late Charge, Base Rent and Additional Rent shall collectively be referred to as “Rent”) shall be imposed with respect to the then-delinquent Rent payment. Tenant shall pay the Rent promptly when due, without notice or demand, and without any abatement, deduction or setoff. Tenant shall pay, as Additional Rent, its Proportionate Share (as stated in Section 1.10) of the Operating Expenses and Taxes. Landlord shall have the right to reasonably estimate the Operating Expenses and Taxes for each calendar year during the Term (the “Operating Year”). Upon Landlord’s notice to Tenant of such estimated amount, Tenant shall pay, on or before the first day of each month during that Operating Year, an amount equal to the estimate of Tenant’s Proportionate Share of Operating Expenses and Taxes divided by 12 (or the fractional portion of the Operating Year remaining at the time Landlord delivers its notice of

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estimated Operating Expenses and Taxes due from Tenant for that Operating Year). Tenant’s Proportionate Share of Operating Expenses, Taxes and any other sums due and payable under this Lease shall be adjusted upon receipt of the actual bills therefor and the obligations of this Section 2 shall survive the termination or expiration of the Lease. Notwithstanding the foregoing, “Operating Expenses” shall not include: (i) leasing commissions, accountants’ or attorneys’ fees, costs and disbursements and other expenses incurred in connection with proposals, negotiations, or disputes with tenants or other occupants or prospective tenants or other occupants, or associated with the enforcement of any leases or the defense of Landlord’s title to or interest in the Property or any part thereof; (ii) except with respect to Permitted Capital Expenditures, interest on debt or amortization payments on any mortgages or deeds of trust or any other borrowings of Landlord; (iii) except with respect to Permitted Capital Expenditures, any other expense that under generally accepted accounting principles and practices would not be considered a maintenance or operating expense; (iv) salaries, benefits or other compensation paid to leasing agents, promotional directors, officers, directors and executives of Landlord above the rank of Building managers, or not involved in the day-to-day operations or management of the Property (except for out-of-pocket expenses of such persons related to the Property); (v) all contributions to any organizations, whether political or charitable; (vi) interest or penalties for late payments; (vii) costs reimbursed by insurance; and (viii) ground lease rental or depreciation. “Permitted Capital Expenditures” shall mean the cost of any capital improvements made to the Property after the date of this Lease that reduce, or that are designed to reduce, Operating Expenses (amortized in accordance with generally accepted accounting principles). Notwithstanding the foregoing, Operating Expenses for 2017 are estimated to be $3.82 per square foot.

2.3. CONTROLLABLE OPERATING EXPENSES. Notwithstanding the foregoing, commencing with calendar year 2018 and each calendar year during the Term thereafter, it is understood and agreed that for purposes of calculating Tenant’s Proportionate Share of the Operating Expenses in any calendar year during the Term, the maximum amount of Controllable Operating Expenses (as hereinafter defined) included in Operating Expenses for any calendar year from and after 2018 during the Term (such maximum amount of Controllable Operating Expenses, the “Cap”) shall be limited to the actual amount of Controllable Operating Expenses paid or incurred by Landlord on account of or in calendar year 2017, which Cap shall be increased on a cumulative, compounding basis at five percent (5%) per annum through the applicable calendar year. Tenant shall remain fully liable in each year for the whole amount of Tenant’s Proportionate Share of the Operating Expenses which are not Controllable Operating Expenses. In the event that the Cap applies to limit Tenant’s Proportionate Share of the Operating Expenses attributable to Controllable Operating Expenses for any calendar year, the excluded amount shall be carried forward to succeeding calendar years and recaptured by Landlord so long as the amount of Controllable Operating Expenses does not exceed the Cap (as increased each year) in any such succeeding year. For purposes of clarity, it is acknowledged and agreed that Tenant’s responsibility for Controllable Operating Expenses in any calendar year shall not exceed (i) the Cap (as the same is adjusted annually), or (ii) the actual amount of Controllable Operating Expenses paid or incurred by Landlord in such calendar year, whichever is less. For purposes herein, the term “Controllable Operating Expenses” shall mean only (i) the cost of repairs, replacements, maintenance and cleaning, including, without limitation, the cost of janitorial and other service agreements, and trash removal with respect to Common Areas; (ii) the cost of all repairs and maintenance associated with the landscaped areas, surface parking areas and truck courts of the Property, the cost of associated roof maintenance in connection with the Property; and (iii) fees, charges and other costs, including, without limitation, consulting fees, attorneys’ fees and accounting fees of all contractors engaged by Landlord in connection with the operation, maintenance or repair of the Property.

2.4. EARLY ACCESS. From and after the Effective Date, provided that (i) the Premises is vacant and prepared for occupancy as determined in Landlord’s sole discretion, and (ii) Tenant has satisfied the Early Access Conditions (as hereinafter defined), Landlord shall provide Tenant with access to the Premises for space preparation and beneficial occupancy (“Early Access”). Tenant shall perform any space preparation in the Premises in accordance with, and subject to the limitations contained in Section 12 applicable to Alterations. Tenant further agrees that Landlord shall not be liable in any way for any injury or death to any person or persons, loss or damage to any of Tenant’s property on the Premises or loss or damage to property placed thereon prior to the Commencement Date, the same being at Tenant’s sole risk. Any Early Access shall also be subject to (A) Tenant first providing to Landlord the certificates of insurance required under Section 11 below, and (B) Tenant’s payment to Landlord of any amounts (e.g., the Security required under Section 4) required to be paid by Tenant to Landlord simultaneously with the execution and delivery of this Lease (the conditions described in clauses (A) – (B) are

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collectively referred to herein as the “Early Access Conditions”). Tenant agrees that any such entry into and occupancy of the Premises shall be deemed to be under all of the terms, covenants, conditions and provisions of the Lease, except as to the covenant to pay Base Rent and Tenant’s Proportionate Share of Taxes, and the Operating Expenses.

3. USE.

3.1. Use of Premises and Common Areas; Signage. The Premises shall be used by Tenant for the purpose(s) set forth in Section 1.7 above and for no other purpose whatsoever (the “Permitted Use”). As used herein, “Common Areas” shall mean all areas within the Property that are available for the common use of tenants of the Property and that are not leased or held for the exclusive use of Tenant or other tenants or licensees, including, but not limited to, parking areas, driveways, sidewalks, loading areas, access roads, corridors, landscaping and planted areas. Tenant shall have the nonexclusive right to use the Common Areas for the purposes intended, subject to such reasonable rules and regulations as Landlord may uniformly establish from time to time. From time to time, Landlord may change any or all of the size, location, nature and use of any of the Common Areas although such changes may result in inconvenience to Tenant, so long as such changes do not materially and adversely affect Tenant’s use of the Premises. Tenant may place one (1) building standard exterior sign on the façade of the Building, subject to Landlord’s reasonable approval of the plans and specifications related thereto and compliance with all applicable Laws (as hereinafter defined). Tenant shall not affix any additional sign of any size or character to any portion of either or both of the Premises and the Property, without prior written approval of Landlord. All signage installed by Tenant must comply with applicable laws, ordinances, rules and regulations, and the requirements of any declaration of protective covenants or comparable instrument binding upon the Property. All signage shall be removed by Tenant at its sole cost on or prior to the expiration or sooner termination of the Lease and Tenant shall repair all damage to the Premises or the Property resulting from its removal. Tenant’s obligations under this Section shall survive the expiration or earlier termination of this Lease.

3.2. Parking. Subject to the terms and conditions of this Lease, Tenant and the Tenant’s Parties (as hereinafter defined) shall be entitled to use (i) ten (10) exclusive parking spaces, as depicted on Exhibit D, attached hereto and made a part hereof, and (ii) on a non-exclusive first-come first-served basis, twenty-seven (27) parking spaces located on the Property (collectively, the “Tenant Spaces”); provided that in no event shall Tenant and the Tenant’s Parties be entitled to use less than such number of exclusive and non-exclusive parking spaces. Neither Tenant nor the Tenant’s Parties shall with their vehicles block parking areas or hinder normal traffic flow within the Property. Violation of this Section by Tenant or the Tenant’s Parties shall be a default under this Lease. Landlord reserves the right to control the method and manner of parking (including, without limitation, the right to prohibit or limit the use of specific parking spaces or areas), provided however, that Landlord shall not be responsible for policing such parking or enforcing Tenant’s rights hereunder.

3.3. Increase in Insurance Premiums. If an increase in any insurance premiums paid by Landlord for the Property occurs as a result of Tenant’s use of the Premises or if Tenant vacates the Premises and as a result of such vacancy, an increase in such premiums occurs, then Tenant shall pay, as Additional Rent, the amount of such increase to Landlord.

4. SECURITY DEPOSIT. Simultaneously with the execution and delivery of this Lease, Tenant shall deposit with Landlord the sum set forth in Section 1.8 above, in cash (the “Security”), representing security for the performance by Tenant of the covenants and obligations hereunder. If Tenant defaults in the performance of any of its covenants hereunder, Landlord may, without notice to Tenant, apply all or any part of the Security, to the extent required for the payment of any Rent or other sums due from Tenant hereunder, in addition to any other remedies available to Landlord. If the Security is so applied, Tenant shall, upon demand, immediately deposit with Landlord a sum equal to the amount so used. If Tenant shall fully and faithfully comply with all of the covenants and conditions of this Lease, the Security Deposit shall be returned to Tenant after the expiration of the Term and the surrender of the Premises to Landlord.

5. CONDITION OF PREMISES. Landlord shall, using building-standard materials, perform those items of work described on Exhibit E attached hereto (the “Phase I Improvements”) and those items of work

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described on Exhibit E-1 attached hereto (the “Phase II Improvements”; and together with the Phase I Improvements, collectively, the “Landlord’s Work”) as depicted on Exhibit E-2 attached hereto, pursuant to plans and specifications determined by Landlord. Landlord shall use commercially reasonable efforts to procure bids as Landlord deems reasonably appropriate from no fewer than three (3) contractors approved to work in the Building (which Tenant may supplement, subject to Landlord’s reasonable approval). Upon receipt of all bids requested by Landlord, Landlord shall provide such bids to Tenant for review; provided, however, Landlord shall have the right in its commercially reasonable discretion, to award the construction contract to the contractor and subcontractors that Landlord selects to perform the Landlord’s Work. Landlord shall pay for the Landlord’s Work up to a maximum amount of $91,660.00 (“Landlord’s Construction Allowance”), and in no event shall Landlord have any obligation to pay for any costs of the Landlord’s Work in excess of Landlord’s Construction Allowance. The Landlord’s Construction Allowance will be reduced by any consulting or architectural fees incurred by Landlord; and governmental fees and charges for required permits, plan checks, and inspections for the Landlord’s Work. Landlord shall (i) not be entitled to any charge or fee for review, administration, coordination and/or supervision in connection with Landlord’s Work, and (ii) reasonably cooperate with Tenant as may reasonably be necessary to obtain all necessary permits, certificates of occupancy, and inspections, at Tenant’s sole cost and expense. If the cost of the Landlord’s Work exceeds Landlord’s Construction Allowance, such overage shall be paid by Landlord, but repaid to Landlord as Additional Rent, together with interest at 10.00% per annum, in equal monthly installments over the Term of the Lease; provided, however, in no event shall Landlord be obligated to amortize any portion of such overage in excess of $91,660.00 (the “Amortized Allowance”) and any estimated overage in excess of such Amortized Allowance shall be paid by Tenant before Landlord begins construction (“Estimated Overage”). Upon completion of the Landlord’s Work and the determination by Landlord of the final cost therefor (the “Final Cost”), Landlord shall provide Tenant with its calculation of such Final Cost and the allocation of the Landlord’s Construction Allowance, the Amortized Allowance and the Estimated Overage paid by Tenant. If the Final Cost is less than the sum of (a) the Landlord’s Construction Allowance, (b) the Amortized Allowance, and (c) any Estimated Overage actually paid by Tenant to Landlord (the sum of (a), (b) and (c), the “Total Payments”), then Landlord shall reimburse Tenant for the excess Estimated Overage paid by Tenant to Landlord within thirty (30) days after the determination of the Final Cost. If the Final Cost exceeds the Total Payments, then Tenant shall pay to Landlord, as Additional Rent, upon request the amount by which the Final Cost exceeds the Total Payments. If the Total Cost is less than the sum of the Landlord’s Construction Allowance and the Amortized Allowance, Tenant shall not receive a credit therefor.

Tenant agrees that, except for the Landlord’s Work and as otherwise expressly set forth in the Lease, Tenant is familiar with the condition of both the Premises and the Property, and Tenant hereby accepts the foregoing on an “AS-IS,” “WHERE-IS” basis, without any representation or warranty from Landlord whatsoever with respect thereto. Landlord shall diligently proceed with the construction of the Landlord’s Work and use commercially reasonable efforts to substantially complete the Phase I Improvements on or prior to May 1, 2017; provided, however, if Landlord fails to so substantially complete the Phase I Improvements on or prior to May 1, 2017, then (a) the validity of this Lease and the obligations of Tenant under this Lease shall not be affected, (b) Tenant shall have no claim against Landlord (and Landlord shall have no liability) hereunder, at law or in equity, arising from Landlord’s failure to substantially complete the Phase I Improvements by such date, and (c) Landlord shall proceed diligently to substantially complete the Phase I Improvements. Tenant acknowledges and agrees that the Phase II Improvements may not be completed as of the Commencement Date, and (aa) Tenant shall accept delivery of the Premises on the Commencement Date notwithstanding the incompletion of the Phase II Improvements; (bb) the validity of this Lease and the obligations of Tenant under this Lease shall not be affected by any delay in the completion of the Phase II Improvements; (cc) Tenant shall have no claim against Landlord (and Landlord shall have no liability) hereunder, at law or in equity, arising from Landlord’s failure to complete the Phase II Improvements by such date, and (dd) the Commencement Date shall not be postponed to the extent of any such delay; provided, however, that Landlord shall diligently proceed to complete the Phase II Improvements promptly after the Commencement Date. In the event any accrued Tenant Delays (as hereinafter defined) cause Landlord to pay or incur costs or expenses in connection with the design, construction or completion of the Landlord’s Work in excess of the costs or expenses that would otherwise have been paid or incurred by Landlord, Tenant shall pay any such reasonable out of pocket excess costs and expenses to Landlord, as Additional Rent, within ten (10) business days after Landlord submits invoices for any such excess costs or expenses. Tenant acknowledges and agrees that (i) Landlord shall not be liable to Tenant for any inconveniences Tenant may experience during the performance, construction or installation of the Landlord’s Work which are beyond Landlord’s control or for any delays in

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Landlord’s completion of the Landlord’s Work (regardless of the length of any such delays); (ii) Landlord shall not be obligated to perform, construct or install (or cause to be performed, constructed or installed) the Landlord’s Work at any time other than during normal business hours on regular business days; (iii) Tenant shall ensure that neither Tenant, nor any of the Tenant’s Parties, interfere with or impede the performance and completion of the Landlord’s Work (regardless of whether performed by Landlord or any of Landlord’s agents, employees, contractors, or subcontractors); (iv) Landlord shall have access to the Premises at all times for the purpose of performing, installing and completing the Landlord’s Work; and (v) Tenant shall reasonably cooperate with Landlord during the performance, construction and installation of the Landlord’s Work and Tenant shall be responsible, at no cost to Landlord, for the moving of any and all furniture, trade fixtures, equipment and/or personal property that is reasonably necessary for Landlord to complete (or cause the completion of) the Landlord’s Work. For purpose hereof, the term “Tenant Delays” shall mean delays in the design, construction or substantial completion of the Landlord’s Work by or on behalf of Landlord caused or contributed by Tenant or any of the Tenant’s Parties.

From and after the Commencement Date and throughout the Term, Tenant shall pay annual Base Rent in the amount and in the monthly installments required by Section 2.1. For purposes of confirming the Commencement Date, the Expiration Date, the acceptance of the Premises by Tenant and the other matters set forth therein, Landlord shall deliver to Tenant a Lease Commencement Certificate in the form attached hereto as Exhibit C (the “Lease Commencement Certificate”). If Tenant confirms in writing its agreement with the terms of the Lease Commencement Certificate or fails to respond thereto within five (5) days of Tenant’s receipt thereof, Tenant shall be conclusively deemed to have agreed to and accepted the matters set forth therein.

6. SUBORDINATION; ATTORNMENT; ESTOPPEL; RELEASE OF LANDLORD. This Lease shall be subject and subordinate at all times to any ground lease, mortgage or deed of trust that may now exist or hereafter be placed upon, and encumber, any or all of the Property. Notwithstanding the foregoing, Landlord shall have the right to subordinate or cause to be subordinated any such ground lease, mortgage or deed of trust liens to this Lease. In addition, Tenant agrees, within five (5) business days after request by Landlord, to deliver to Landlord, or Landlord’s designee, an estoppel certificate stating such matters pertaining to this Lease as may be reasonably requested by Landlord. In the event of a sale or conveyance by Landlord of the Property or any assignment of Landlord’s interest in this Lease, the same shall operate to release Landlord from any future liability for any of the covenants or conditions, express or implied, herein contained in favor of Tenant, and in such event Tenant agrees to look solely to Landlord’s successor in interest with respect thereto and agrees to attorn to such successor. Upon Tenant’s written request, Landlord shall use commercially reasonable efforts to execute a commercially reasonable subordination, non-disturbance and attornment agreement in the form set forth on Exhibit I, attached hereto and made a part hereof, from Landlord’s lender. Landlord hereby covenants with Tenant that Landlord shall not sell, convey or otherwise transfer its interest in the Property prior to the Commencement Date and the completion of Landlord’s Work.

7. QUIET ENJOYMENT. Subject to the provisions of this Lease, so long as Tenant pays all of the Rent and performs all of its other obligations hereunder, Tenant shall not be disturbed in its possession of the Premises by Landlord or any other person lawfully claiming through or under Landlord; provided, however, Landlord shall be provided reasonable access to the Premises such that Landlord and Landlord’s agents, employees, contractors and representatives may perform the General Maintenance Services (as hereinafter defined) without undue interruption, delay or hindrance.

8. ASSIGNMENT, SUBLETTING AND MORTGAGING. Tenant shall not, whether voluntarily, by operation of law, or otherwise, sublet, assign, mortgage, pledge, encumber, or otherwise hypothecate or transfer this Lease (or any interest therein) or the Premises, or any part thereof, in any manner whatsoever without the prior written consent of Landlord. Notwithstanding the foregoing, provided that (i) Tenant is not in default under this Lease, and (ii) no such transaction is undertaken with the intent of circumventing Tenant’s liability under this Lease, Tenant may assign this Lease to any affiliate or subsidiary of Tenant or in connection with a merger or other consolidation of Tenant and may sublease all or some portion of the Premises to an affiliate or subsidiary of Tenant without Landlord’s consent provided: (a) Tenant shall remain liable hereunder; (b) Tenant provides reasonable prior written notice to Landlord of such assignment or sublease; (c) after such transaction is effected, the tangible net worth of the transferee (excluding goodwill) is equal to or greater than the tangible net worth of Tenant as of the date of this Lease; and (d) Landlord shall have received an executed copy of all documentation effecting such transfer on or before its effective date.

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9. COMPLIANCE WITH LAWS. Tenant shall, at its sole expense (regardless of the cost thereof), comply with all laws, ordinances, rules, orders, regulations, guidelines and other requirements of federal, state or local governmental authorities or of any private association or contained in any restrictive covenants or other declarations or agreements, now or subsequently pertaining to the Property or the use and occupation of the Property (collectively, “Laws”), pertaining to either or both of the Premises and Tenant’s use and occupancy thereof. Without limitation of the foregoing, (i) Tenant represents and warrants to Landlord that Tenant has not violated any laws relating to terrorism or money laundering (collectively, the “Anti-Terrorism Laws”) and (ii) Tenant covenants and agrees to comply with all Anti-Terrorism Laws during the Term of this Lease. Notwithstanding the foregoing, Landlord agrees that if Landlord receives a written notice from a governmental authority (“Citation”) notifying Landlord that the Premises are not in compliance with any Laws as of the Effective Date, Landlord shall cause any repairs, replacements or improvements to be made to the Premises, so as to remedy the matter set forth in the Citation (“Citation Remedy”). The costs and expenses incurred by Landlord to perform any Citation Remedy pursuant to the preceding sentence shall be (x) the sole responsibility of Tenant if the matter set forth in the Citation is as a result of (1) Tenant’s particular use of the Premises (as opposed to warehouse use in general); (2) any Tenant Necessitated Repairs (as hereinafter defined); or (3) Alterations performed by or at the request of Tenant (other than the Landlord’s Work) (items (1) through (3) collectively, “Tenant Repair Items”); or (y) the sole responsibility of Landlord except as otherwise set forth in clause (x) above. If Landlord receives a Citation notifying Landlord that the Premises are not in compliance with any Laws as of any date after the Effective Date, (A) Tenant shall perform the Citation Remedy at its sole cost and expense if such Citation Remedy is any of the Tenant Repair Items, or (B) Landlord shall perform the Citation Remedy if such Citation Remedy is not any of the Tenant Repair Items, at Landlord’s sole cost and expense. Notwithstanding anything herein to the contrary, before performing any Citation Remedy required hereunder, Landlord shall have the right to appeal or dispute such Citation so long as such appeal or dispute does not unreasonably affect Tenant’s ability to operate in the Premises. For purposes herein, a “Tenant Necessitated Repair” shall mean any work, maintenance, repairs or replacements that are required as a result of the negligence or misconduct of Tenant or any of the Tenant’s Parties, or Tenant’s failure to repair and maintain the Premises or the misuse of the Premises or the Property by Tenant or the Tenant’s Parties.

10. HAZARDOUS MATERIALS. Except as set forth on Addendum 1 (subject to the terms and conditions thereof), Tenant, its agents or employees, shall not bring or permit to remain on the Premises or Property any asbestos, petroleum or petroleum products, explosives, toxic materials, or substances defined as hazardous wastes, hazardous materials, or hazardous substances under any federal, state, or local law or regulation (each, a “Hazardous Material” and, collectively, “Hazardous Materials”). Tenant’s violation of the foregoing prohibition shall constitute a material breach and Default (as defined below) hereunder and Tenant hereby indemnifies, holds harmless and defends Landlord from and against any claims, damages, penalties, liabilities, and costs (including reasonable attorney fees and court costs) caused by or arising out of (i) a violation of the foregoing prohibition by Tenant (including a violation that occurred during any Early Access), (ii) the presence of any Hazardous Materials on, under, or about the Premises or the Property during the term of the Lease (and during any Early Access), which presence is the result of, or caused by, or arising, in whole or in part, out of the actions of Tenant, its agents or employees, or (iii) the Tenant’s (or any party within Tenant’s control) violation (including a violation that occurred during any Early Access) of any and all laws pertaining to Hazardous Materials or that otherwise deal with, or relate to, air or water quality, air emissions, soil or ground conditions or other environmental matters of any kind (“Environmental Laws”). Such indemnity shall survive the termination or expiration of this Lease. Tenant shall clean up, remove, remediate and repair, in conformance with the requirements of applicable law, any soil or ground water contamination and damage caused by the presence and any release of any Hazardous Materials in, on, under or about the Premises or the Property during the term of the Lease (and during any Early Access) and caused by or arising, in whole or in part, out of the actions of Tenant, its agents or employees. Tenant shall immediately give Landlord written notice of any suspected breach of this section upon learning of the presence of any release of any Hazardous Materials, and upon receiving any notices from governmental agencies pertaining to Hazardous Materials which may affect the Premises or the Property. Tenant has delivered to Landlord (or shall deliver to Landlord, on or before the Commencement Date), a completed Tenant Operations Inquiry, in the form attached hereto as Exhibit B and Tenant hereby warrants the accuracy and completeness of the information set forth therein. The obligations of Tenant hereunder shall survive the expiration of earlier termination, for any reason, of this Lease.

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11. INSURANCE. Tenant shall purchase at its own expense and keep in force during this Lease, a policy or policies of insurance covering Tenant’s personal property and any losses arising out of Tenant’s liability for personal injuries or deaths of persons and property damage occurring in or about the Premises and Property in such form and including such coverages as Landlord may reasonably require, including, but not limited to, commercial general or excess liability insurance, comprehensive automobile liability insurance (if applicable), commercial property insurance and workers’ compensation insurance. Tenant’s commercial general or excess liability insurance shall name Landlord as an additional insured and provide coverage for personal injury and property damage in an amount of not less than $1,000,000 per occurrence and $2,000,000 annual general aggregate, per location. A Certificate(s) of Insurance, in form and substance reasonably acceptable to Landlord, evidencing said policies, shall be delivered to Landlord by Tenant prior to the Commencement Date, or if applicable, prior to any Early Access. To the extent permitted by Law, and without affecting the coverage provided by insurance required to be maintained hereunder, Landlord and Tenant each waive any right to recover against the other for damages to property, damages to the Premises and the Property, or claims arising by reason of the foregoing, to the extent such damages and claims are insured against or required to be insured against by Landlord or Tenant under this Lease. The coverage obtained by each party pursuant to this Lease shall include, without limitation, a waiver of subrogation by the carrier which conforms to the provisions of this section.

12. ALTERATIONS. Tenant shall not make or suffer or allow to be made any alterations, additions or improvements in or to the Premises (collectively, “Alterations”) without first obtaining Landlord’s written consent based on detailed plans and specifications submitted by Tenant; provided Landlord’s consent will not be required if (a) the proposed Alterations will not affect the structure or the mechanical, electrical, HVAC, plumbing or life safety systems of the Building and (b) the total cost to acquire and install the proposed Alterations will be no more than (i) $15,000.00 in any one instance and (ii) $25,000.00 in the aggregate during any calendar year. In all other instances where Landlord’s consent is so required, it may be granted or withheld by Landlord in its sole and absolute discretion. In all events, Tenant shall notify Landlord prior to commencing Alterations other than de minimis Alterations, and Landlord shall have the right, at Landlord’s election, to supervise the Alterations work. Tenant agrees that all such work (regardless of whether Landlord’s consent is required) shall be done at Tenant’s sole cost and expense, in accordance with the plans and specifications approved by Landlord and in a good and workmanlike manner, that the structural integrity of the Building shall not be impaired, and that no liens shall attach to all or any part of the Premises, the Building, or the Property by reason thereof. In addition to the foregoing, Tenant agrees to pay to Landlord, as Additional Rent, Landlord’s reasonable costs and expenses paid or incurred in connection with Landlord’s review of plans and specifications and Landlord’s project supervision relating to Tenant’s design and installation of Alterations at the Premises. Tenant shall obtain, at its sole expense, all permits required for such work.

13. LANDLORD’S AND TENANT’S PROPERTY. All fixtures, machinery, equipment, improvements and appurtenances attached to, or built into, the Premises (collectively, “Fixtures”) at the commencement of any Early Access, or during the Term, whether or not placed there by or at the expense of Tenant, shall become and remain a part of the Premises; shall be deemed the property of Landlord (the “Landlord’s Property”), and shall not be removed by Tenant at the Expiration Date unless Landlord requests their removal. All movable non-structural partitions, business and trade fixtures, machinery and equipment, communications equipment and office equipment that are installed in the Premises by, or for the account of, Tenant and without expense to Landlord and that can be removed without structural damage to the Property, and all furniture, furnishings and other articles of movable personal property owned by Tenant and located in the Premises (collectively, the “Tenant’s Property”) shall be and shall remain the property of Tenant. At or before the Expiration Date, or the date of any earlier termination of this Lease, Tenant, at its expense, shall remove from the Premises all of Tenant’s Property, any Alterations (except such items thereof as constitute Landlord’s Property unless Landlord otherwise directs) and any Fixtures designated by Landlord as requiring removal and Tenant shall repair any damage to the Premises or the Property resulting from any installation and/or removal thereof. If any items of Tenant’s Property remain at the Premises following the expiration or termination of this Lease, such items shall automatically be deemed abandoned and Landlord may take any action whatsoever as Landlord may desire with respect to such remaining items of Tenant’s Property. Notwithstanding the foregoing, Landlord and Tenant acknowledge and agree that upon termination or expiration of the Term of the Lease, Tenant will be responsible for disassembling and removing the vault from the Premises and restoring the affected area of the Premises thereof to its condition prior to the installation of the vault.

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14. REPAIRS AND MAINTENANCE. Tenant shall, at its expense, throughout the Term, keep, maintain and preserve, in good condition and repair, the Premises and the fixtures and appurtenances therein. Tenant’s obligations hereunder shall include, but not be limited to, the maintenance, repair and replacement, if necessary, of all heating, ventilation, air conditioning (“HVAC”) servicing the Premises, lighting and plumbing fixtures and equipment, fixtures, motors and machinery, all interior walls, partitions, doors and windows, including the regular painting thereof, all exterior entrances, windows, doors and docks and the replacement of all broken glass. Throughout the Term, Tenant shall maintain, at its own expense, an HVAC maintenance contract that is reasonably acceptable to Landlord. Notwithstanding anything herein to the contrary, in the event that any HVAC unit(s) or any major component of the HVAC unit(s) (i.e., the air-handler, compressor, coil or condenser) serving the Premises requires replacement (rather than repair), as reasonably determined by Landlord, during the Term of the Lease, then Landlord, not Tenant, shall replace the HVAC unit(s) or applicable component of any such HVAC unit(s) at Landlord’s sole cost and expense; provided, however, that in the event any such replacement is necessary due to (a) the negligence or misconduct of Tenant or the Tenant’s Parties, or (b) Tenant’s failure to repair and maintain the HVAC unit(s) or the misuse of the Premises by Tenant or the Tenant’s Parties, then Tenant, and not Landlord, shall be solely responsible for the total cost of any such replacement of the applicable HVAC unit(s) or major component thereof and Tenant shall pay such amount to Landlord, as Additional Rent under the Lease, within ten (10) days after the delivery to Tenant of written demand, together with supporting invoices, therefor. Landlord shall repair, replace and restore the Common Areas and the foundation, exterior and interior load-bearing walls, roof structure and roof covering and tuckpointing of the Building and the cost of all such matters performed by Landlord shall constitute Operating Expenses. Notwithstanding any of the foregoing, however, from time to time during the Term, Landlord may elect, in its sole discretion following Tenant’s failure to cure following delivery of written notice to Tenant, to perform on behalf of Tenant, all or some portion of the repairs, maintenance, restoration and replacement in and to the Premises required to be performed by Tenant under this Lease (any such repairs, maintenance, restoration and/or replacement activities that Landlord elects to perform on behalf of Tenant are herein collectively referred to as “General Maintenance Services”). Tenant shall reimburse Landlord for the cost or value of all General Maintenance Services provided by Landlord as Additional Rent. Unless and until Landlord affirmatively elects to provide General Maintenance Services, nothing contained herein shall be construed to obligate Landlord to perform any General Maintenance Services or, except as otherwise expressly provided in this Section 14, to repair, maintain, restore or replace any portion of the Premises. Landlord may from time to time, in its sole discretion, (a) reduce or expand the scope of the General Maintenance Services that Landlord has elected to provide or (b) revoke its election to provide any or all of the General Maintenance Services.

15. UTILITIES. Tenant shall purchase all utility services from the utility or municipality providing such service; shall provide for regular scavenger, cleaning and extermination services; and shall pay for such services when payments are due. To the extent any such services are not separately metered to the Premises, Tenant shall pay to Landlord, as Additional Rent, Tenant’s Proportionate Share of the cost thereof.

16. INVOLUNTARY CESSATION OF SERVICES. Landlord reserves the right, without any liability to Tenant and without affecting Tenant’s covenants and obligations hereunder, to stop service of any or all of the HVAC, electric, sanitary, and other systems serving the Premises, or to stop any other services required by Landlord under this Lease, whenever and for so long as may be necessary by reason of (i) accidents, emergencies, strikes, or the making of repairs or changes which Landlord, in good faith, deems necessary or (ii) any other cause beyond Landlord’s reasonable control. No such interruption of service shall be deemed an eviction or disturbance of Tenant’s use and possession of the Premises or any part thereof, or render Landlord liable to Tenant for damages, or relieve Tenant from performance of Tenant’s obligations under this Lease, including, but not limited to, the obligation to pay Rent; provided, however, that if any interruption of services is caused on account of Landlord’s negligence and persists for a period in excess of five (5) consecutive days Tenant shall, as Tenant’s sole remedy, be entitled to a proportionate abatement of Rent to the extent, if any, of any actual loss of use of the Premises by Tenant.

17. LANDLORD’S RIGHTS. Landlord, and its agents, employees and representatives shall have the right to enter and/or pass through the Premises at any time upon reasonable prior notice (except that no such notice is required in the event of an emergency): (a) to examine and inspect the Premises; (b) to make repairs and improvements in or to the Premises and the Property; and (c) to exhibit the Premises to (i) purchasers and lenders at any time and (ii) prospective tenants during the last nine (9) months of the Term.

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18. NON-LIABILITY, INDEMNIFICATION AND FORCE MAJEURE. None of Landlord, any other managing agent, or their respective affiliates, owners, partners, directors, officers, agents and employees shall be liable to Tenant for any loss, injury, or damage, to Tenant or to any other person, or to its or their property, irrespective of the cause of such injury, damage or loss unless due to the gross negligence or willful misconduct of any of the Landlord Indemnified Parties (as hereinafter defined). Tenant hereby indemnifies, defends, and holds Landlord and its affiliates, owners, partners, directors, officers, agents and employees (collectively, “Landlord Indemnified Parties”) harmless from and against any and all claims, demands, expenses actions, judgments, damages (whether direct or indirect, known or unknown, and foreseen or unforeseen), penalties, fines, liabilities, losses, suits, administrative proceeding costs and fees, including, without limitation reasonable attorneys’ fees, arising from or in connection with (a) any act, omission, negligence or willful misconduct of any or all of Tenant and any or all of Tenant’s officers, directors, members, managers, partners, invitees, agents, employees, contractors or representatives (collectively, “Tenant’s Parties”); (b) any accident, injury or damage whatsoever (unless solely caused by Landlord’s negligence) occurring in, at or upon either or both of the Property and the Premises and caused by any or all of Tenant and Tenant’s Parties; (c) any breach by Tenant of any of its warranties and representations under this Lease; (d) any actions necessary to protect Landlord’s interest under this Lease in a bankruptcy proceeding or other proceeding under the Bankruptcy Code; (e) any violation or alleged violation by any or all of Tenant and Tenant’s Parties of any Law including, without limitation, any Environmental Law; (f) claims for work or labor performed or materials supplies furnished to or at the request of any or all of Tenant and Tenant’s Parties; (g) claims arising from any breach or default on the part of Tenant in the performance of any covenant contained in this Lease. The provisions of the foregoing indemnity shall survive the expiration or termination of this Lease. Each of the obligations of Tenant (except the obligation to pay Rent and the obligation to maintain insurance, and provide evidence thereof, in accordance with Section 11) and each of the obligations of Landlord, shall be excused, and neither Landlord nor Tenant shall have any liability whatsoever to the other, to the extent that any failure to perform, or delay in performing such obligation arises out of either or both of (i) any labor dispute, governmental preemption of property in connection with a public emergency or shortages of fuel, supplies, or labor, or any other cause, whether similar or dissimilar, beyond Landlord’s or Tenant’s, as the case may be, reasonable control; (ii) any failure or defect in the supply, quantity or character of utilities furnished to the Premises, or by reason of any requirement, act or omission of any public utility or others serving the Property, beyond Landlord’s or Tenant’s, as the case may be, reasonable control; and (iii) any actions or inactions of governmental authorities (items (i), (ii) and (iii), collectively, “Force Majeure Events”).

19. DAMAGE OR DESTRUCTION. If either or both of the Property and the Premises is damaged by fire or other insured casualty, Landlord shall have the option either: (a) to terminate this Lease (by so advising Tenant, in writing) within thirty (30) days after said destruction or casualty effective as of the date upon which Tenant receives timely written notice thereof; or (b) to restore and rebuild the Property and/or the Premises with reasonable dispatch. Notwithstanding the foregoing, Landlord may only terminate this Lease under this Section 19 if the cost to repair damage to or destruction of the Premises or Property, as the case may be, exceeds fifty percent (50%) of the replacement cost of the Premises or Property, as the case may be. In no event, however, shall Tenant have the right to terminate this Lease. If Landlord elects to repair and restore the Property (or Premises, as the case may be), Tenant shall not be entitled to (and Landlord shall have no obligation to pay) any damages or compensation, of any nature, for any purported inconvenience, loss of business or annoyance from any repair or restoration undertaken by or on behalf of Landlord under this Section 19 unless such direct damages result from Landlord’s gross negligence or willful misconduct. Notwithstanding the foregoing, if a casualty renders all or part of the Premises untenantable, Rent shall proportionately abate commencing on the date of the casualty and ending when the Premises are delivered to Tenant. The extent of the abatement shall be based upon the portion of the Premises rendered untenantable, inaccessible or unfit for use in a reasonable business manner for the purposes stated in this Lease as reasonably determined by Landlord.

20. EMINENT DOMAIN. If the whole, or any substantial portion, of the Property is taken or condemned for any public use under any Law or by right of eminent domain, or by private purchase in lieu thereof, and such taking would prevent or materially interfere with the Permitted Use of the Premises, this Lease shall terminate effective when the physical taking of said Premises occurs. If less than a substantial portion of the Property is so taken or condemned, this Lease shall not terminate, but the Rent payable hereunder shall be proportionally abated to the extent of any actual loss of use of the Premises by Tenant. Landlord shall be entitled to any and all payment, income, rent or award, or any interest therein whatsoever, which may be paid or made in connection with such a taking or conveyance.

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21. SURRENDER AND HOLDOVER. On the last day of the Term, or upon any earlier termination of this Lease, (a) Tenant shall quit and surrender the Premises to Landlord broom-clean, and in a condition that would reasonably be expected with normal and customary use in accordance with prudent operating practices and in accordance with the covenants and requirements imposed under this Lease, subject only to ordinary wear and tear (as is attributable to deterioration by reason of time and use, in spite of Tenant’s reasonable care) and such damage or destruction as Landlord is required to repair or restore under this Lease; and (b) Tenant shall remove all of Tenant’s Property therefrom, except as otherwise expressly provided in this Lease. For purposes hereof, “broom-clean” shall mean: (i) all walls must be clean and free of holes; (ii) overhead doors must be free of any broken panels, cracked lumber or dented panels and the overhead door springs, rollers, tracks, motorized door operator and all other items pertaining to the overhead doors must be in good working condition; (iii) HVAC system must be in good working order, with filters changed and all thermostats in working order, and Tenant must supply Landlord with maintenance records; (iv) all floors (warehouse and office) must be clean and free of excessive dust, dirt, grease, oil and stains; (v) drop grid ceiling must be free of excessive dust from lack of changing filters and no ceiling tiles may be missing or damaged; (vi) all trash must be removed from both inside and outside of the Building; (vii) all lightbulbs and ballasts must be working; (viii) all signs in front of Building and on glass entry door and rear door must be removed; (ix) hot water heater must work; (x) all plumbing fixtures, equipment and drains must be clean and in working order; (xi) windows must be clean; and (xii) all mechanical and electrical systems must be in good working condition. All repairs shall be performed to Landlord’s reasonable satisfaction and Landlord shall have the right to perform, at Tenant’s expense, any repairs that Tenant fails to perform. If Tenant remains in possession after the Expiration Date hereof or after any earlier termination date of this Lease, Tenant shall be deemed a tenant-at-will terminable upon thirty (30) days’ written notice from Landlord, shall pay 150% of the aggregate of the Rent last prevailing hereunder, and also shall pay all actual damages sustained by Landlord as a direct result of Tenant’s remaining in possession after the expiration or termination of this Lease. Tenant’s obligations under this Section 21 shall survive the termination or expiration of this Lease.

22. EVENTS OF DEFAULT. Each of the following shall constitute a “Default” by Tenant under this Lease: (a) if Tenant fails to pay any or all of Base Rent, Additional Rent and any other payment within five (5) days after receipt of e-mail notice from Landlord of Tenant’s failure to pay such Rent; (b) if Tenant fails to timely comply with, or satisfy, any or all of the obligations imposed on Tenant under this Lease (other than the obligation to pay Base Rent and Additional Rent) for a period of ten (10) days after Landlord’s delivery to Tenant of written notice of such default; provided, however, that if the default cannot, by its nature, be cured within such ten (10) day period, but Tenant commences and diligently pursues a cure of such default promptly within the initial ten (10) day cure period, then Landlord shall not exercise its remedies unless such default remains uncured for more than thirty (30) days after Landlord’s initial notice; or (c) if Tenant makes a general assignment for the benefit of creditors, a petition under any state or federal bankruptcy or insolvency law is filed by or against Tenant (unless in the case of a petition filed against Tenant, the same is dismissed within fifteen (15) business days after filing), a receiver of Tenant, or of, or for, the property of Tenant shall be appointed, or Tenant admits it is insolvent or is not able to pay its debts as they mature. For purposes of (a) in this Section 22, Landlord shall send e-mail notice to the following e-mail addresses: apexpense@birksgroup.com, mmelfi@birksgroup.com and kkirner@birksgroup.com.

23. REMEDIES. In the event of any Default by Tenant under this Lease (and without additional or further notice or demand from Landlord, if any notice or demand was initially required under Section 22), Landlord, at its option, may exercise any and all of its rights and remedies provided in this Lease, as well as any or all rights and remedies available at law or in equity. Any and all costs, expenses and disbursements, of any kind or nature, incurred by Landlord in connection with the enforcement of any and all of the terms and provisions of this Lease, including attorneys’ reasonable fees (through all appellate proceedings), shall be due and payable (as Additional Rent) upon Landlord’s submission of an invoice therefor. All sums advanced by Landlord on account of Tenant pursuant to any provision of this Lease, and all Base Rent and Additional Rent, if delinquent or not paid by Tenant and received by Landlord when due hereunder, shall bear interest at the rate of 5% per annum above the “prime” or “reference” or “base” rate (on a per annum basis) of interest publicly announced as such, from time to time, by JP Morgan Chase Bank NA (the “Default Rate”), from the due date thereof until paid, and such interest shall be and constitute Additional Rent and be due and payable upon Landlord’s submission of an invoice therefor. If Tenant shall be in Default under this Lease, Landlord may cure the Default at any time for the account and at the expense of

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Tenant. If Landlord cures any Default on the part of Tenant, Tenant shall reimburse Landlord, upon demand, for any amount expended by Landlord in connection with the cure, including, without limitation, attorneys’ fees and interest at the Default Rate. The following are additional remedies available to Landlord and provisions addressing waivers (or potential waivers) of default: (a) The rights and remedies of Landlord set forth herein shall be in addition to any other right and remedy now and hereafter provided by law. All rights and remedies shall be cumulative and not exclusive of each other. Landlord may exercise its rights and remedies at any times, in any order, to any extent, and as often as Landlord deems advisable without regard to whether the exercise of one right or remedy precedes, concurs with or succeeds the exercise of another; (b) A single or partial exercise of a right or remedy shall not preclude a further exercise thereof, or the exercise of another right or remedy from time to time; (c) No delay or omission by Landlord in exercising a right or remedy shall exhaust or impair the same or constitute a waiver of, or acquiescence to, a Default; (d) No waiver of Default shall extend to or affect any other Default or impair any right or remedy with respect thereto; I No action or inaction by Landlord shall constitute a waiver of Default; and (f) No waiver or a Default shall be effective unless it is in writing and signed by Landlord.

24. BROKER. Tenant covenants, warrants and represents that the broker set forth in Section 1.12(A) was the only broker to represent Tenant in the negotiation of this Lease (“Tenant’s Broker”). Landlord covenants, warrants and represents that the broker set forth in Section 1.12(B) was the only broker to represent Landlord in the negotiation of this Lease (“Landlord’s Broker”). Landlord shall be solely responsible for paying the commission of Landlord’s Broker and Tenant’s Broker. Each party agrees to and hereby does defend, indemnify and hold the other harmless against and from any brokerage commissions or finder’s fees or claims therefor by a party claiming to have dealt with the indemnifying party and all costs, expenses and liabilities in connection therewith, including, without limitation, reasonable attorneys’ fees and expenses, for any breach of the foregoing. The foregoing indemnification shall survive the termination or expiration of this Lease.

25. MISCELLANEOUS. (a) Notices – Any notice required to be given by either party pursuant to this Lease, shall be in writing and shall be deemed to have been properly given, rendered or made only if personally delivered, or if sent by Federal Express or other comparable commercial overnight delivery service, or by facsimile or electronic transmission, addressed to the other party at the addresses set forth below such party’s signature, and shall be deemed to have been given, rendered or made on the day so delivered or on the first business day after having been deposited with the courier service; (b) Legal Costs – Any party in breach or default under this Lease (the “Defaulting Party”) shall reimburse the other party (the “Nondefaulting Party”) upon demand for any legal fees and court (or other administrative proceeding) costs or expenses that the Nondefaulting Party incurs in connection with the breach or default, regardless whether suit is commenced or judgment entered including, without limitation, legal fees and costs incurred for the negotiation of a settlement, enforcement of rights or otherwise; (c) Parties Bound – Except as otherwise expressly provided for in this Lease, this Lease shall be binding upon, and inure to the benefit of, the successors and assignees of the parties hereto. The liability of Landlord to Tenant hereunder shall be limited to the interest of Landlord in the Property, and Tenant agrees to look solely to Landlord’s interest in the Property for the recovery of any judgment or award against Landlord, it being intended that Landlord shall not be personally liable for any judgment or deficiency; (d) Recordation of Lease – Tenant shall not record or file this Lease (or any memorandum hereof) in the public records of any county or state; (e) Liens – At no time during the Term, and for no reason whatsoever, may Tenant permit any third party to encumber the Premises or Property with any lien, of any nature; (f) Financial Information. At any time during the Term that neither Tenant nor any of its parent affiliates are a “publicly traded company” (i.e., ownership interests are listed on a public securities exchange), Tenant shall deliver to Landlord information and documentation describing and concerning Tenant’s financial condition, and in form and substance reasonably acceptable to Landlord (including, but not limited to, audited statements, balance sheets and income statements), within ten (10) days following Landlord’s written request therefor. Landlord shall hold any such financial statements in confidence, except that Landlord shall be permitted to disclose such information to actual and potential lenders, actual and potential purchasers of the Building, and all of their respective employees, attorneys and advisors, provided Landlord informs such parties of the confidential nature of such information and uses good faith and diligent efforts to cause such parties to maintain such information as confidential; (g) Governing Law; Counterparts – This Lease shall be governed by and construed in accordance with the laws of the state in which the Property is located. If any provision of this Lease shall be invalid or unenforceable, the remainder of this Lease shall not be affected but shall be enforced to the extent permitted by law. This Lease may be executed in counterpart and, when all counterpart documents are executed, the counterparts shall constitute a single binding instrument; (h) Time – Time is of the essence of this Lease. If the time

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for performance hereunder falls on a Saturday, Sunday or a day that is recognized as a holiday in the state in which the Property is located, then such time shall be deemed extended to the next day that is not a Saturday, Sunday or holiday in said state; and (i) Amendment – This Lease may not be altered, waived, amended or extended except by an instrument in writing signed by Landlord and Tenant.

26. RENEWAL OPTION. If Tenant is not in default (beyond applicable periods for notice and cure) under the Lease at the time the options to renew described below (each, a “Renewal Option”) are exercised, or as of the commencement of the applicable Renewal Period (as hereinafter defined), Tenant shall have two (2) options to extend the Term for a period of five (5) years each (each, a “Renewal Period”) commencing on the first day following the last day of the initial Term of the Lease or first Renewal Period, as applicable, upon the same terms and conditions as are contained in the Lease, except as hereinafter provided. Base Rent for the applicable Renewal Period shall be equal to the greater of (i) the Fair Market Value Rental (as defined in Exhibit F attached hereto), or (ii) the annual Base Rent for the last year of the initial Term of the Lease or first Renewal Period, as applicable. The Fair Market Value Rental shall be determined in accordance with Exhibit F. Each Renewal Option shall be exercised by written notice to Landlord given no earlier than twelve (12) months nor later than nine (9) months prior to the last day of the initial Term of the Lease or first Renewal Period, as applicable, and the failure to timely exercise such right shall mean that such Renewal Option (and any remaining Renewal Option) is null and void.

27. RIGHT OF FIRST OFFER. Tenant shall have a right of first offer to lease Suite 401 in the Building, subject to the terms and conditions set forth on Exhibit G attached hereto and made a part hereof.

28. HURRICANE SHUTTERS. Landlord shall, at no additional cost to Tenant, furnish hurricane shutters and install tracks for the installation of same on the exterior of the Building Premises. Tenant shall be solely responsible for installing (and thereafter removing) the hurricane shutters in the event of a hurricane warning in effect, and storing the hurricane shutters when not in use.

29. UNCONDITIONAL GUARANTY. Simultaneously with the execution and delivery of this Lease, Tenant shall cause Mayor’s Jewelers, Inc. to execute and deliver to Landlord an unconditional guaranty of all of the obligations of Tenant under the Lease in the form of Unconditional Guaranty set forth on Exhibit H attached hereto and made a part hereof.

30. WAIVER OF TRIAL BY JURY. LANDLORD AND TENANT, TO THE FULLEST EXTENT THAT THEY MAY LAWFULLY DO SO, HEREBY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING BROUGHT BY ANY PARTY TO THIS LEASE WITH RESPECT TO THIS LEASE, THE PREMISES, OR ANY OTHER MATTER RELATED TO THIS LEASE OR THE PREMISES.

31. LANDLORD’S COVENANTS; NO TERMINATION RIGHT. All obligations of Landlord hereunder shall be construed as covenants, not conditions; and, except as may be otherwise expressly provided in this Lease, Tenant may not terminate, and to the extent permitted by law, waives the benefit of any law now or hereafter in effect which would permit Tenant to terminate, this Lease for breach of Landlord’s obligations hereunder.

32. SHORT FORM LEASE. Tenant acknowledges that, in light of the particular nature of the tenancy created hereunder, Landlord has agreed to utilize this “Short Form” Lease rather than Landlord’s standard form of multi-tenant lease.

33. OFAC. Tenant represents and warrants that neither it nor any of its officers or directors is, and that, to the actual knowledge of the signatory to this Lease, none of its employees, representatives, or agents is, a person or entity with whom U.S. persons or entities are restricted from doing business under regulations of the Office of Foreign Asset Control (“OFAC”) of the Department of the Treasury (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental regulation, and that it will not transfer the Lease to, or knowingly contract with or otherwise engage in any dealings or transactions or be otherwise associated with such persons or entities. Tenant represents and warrants that it is currently in compliance with, and shall at all times during the Term of the Lease remain in compliance with, the regulations of OFAC and any other governmental requirement relating thereto.

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34. RADON DISCLOSURE. In accordance with Florida Statute 404.056 effective January 1, 1989, the following information is provided:

Radon Gas: Radon is a naturally occurring radioactive gas that when it has accumulated in a building in sufficient quantities, may present health risks to persons who are exposed to it over time. Levels of radon that exceed federal and state guidelines have been found in buildings in Florida. Additional information regarding radon and radon testing may be obtained from your county public health unit.

[THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK AND SIGNATURE BLOCKS ARE LOCATED ON THE FOLLOWING PAGE]

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IN WITNESS WHEREOF, Landlord and Tenant have duly executed this Lease as of the day and year first above written.

LANDLORD:		TENANT:

SPG PALM CROSSING LLC, a Florida limited liability company		MAYOR’S JEWELERS OF FLORIDA, INC., a Florida corporation

By:	/s/ Kenneth Mayer	By:	/s/ Kevin Kirner
Name:	Kenneth Mayer	Name:	Kevin Kirner
Title:	Vice President	Title:	Director Retail Administration
Date:	4-11-17	Date:	April 7, 2017

Address:	Address:

c/o Seagis Property Group LP	c/o Birks Group Inc.
100 Front Street, Suite 350	1240 Phillips Square
West Conshohocken, PA 19428	Montreal, Qc H3B 3H4
Attn: Charles C. Lee	Attn: Vice President, Legal Affairs & Corporate Secretary

LANDLORD WITNESSED BY:		TENANT WITNESSED BY:

By:	/s/ Alyssa Petrick	By:	/s/ Naomi Bendayen
Name:	Alyssa Petrick	Name:	Naomi Bendayen
Date:	4-11-2017	Date:	April 7, 2017

LANDLORD WITNESSED BY:		TENANT WITNESSED BY:

By:	/s/ Lori Daly	By:	/s/ Lesly Wright
Name:	Lori Daly	Name:	Lesly Wright
Date:	4/11/17	Date:	April 7, 2017

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ADDENDUM 1

STORAGE AND USE OF PERMITTED HAZARDOUS MATERIALS

1.	Permitted Hazardous Materials. The terms and provisions of this Addendum 1 shall be in addition to and not in limitation of the terms and provisions of the Lease. Tenant has requested Landlord’s consent to use the Hazardous Materials listed below in its business at, or in connection with, the Premises (the “Permitted Hazardous Materials”), in the maximum quantities and for the specific purpose otherwise set forth across from each such listed item:

Hazardous Material	Maximum Quantities	Specified Use

Rhodium platinum solution	1 Quart	Plating of silver and gold jewelry

Electroplating solution	1 Quart	For electroplating metal

Dry acid	1 Quart	To remove tarnish from jewelry

All Permitted Hazardous Materials shall be in their original sealed and unopened containers, not subject to repackaging, and without imminent risk of a release. The rights set forth herein are limited to storage and use only, not generation at the Premises, and all Permitted Hazardous Materials shall be stored inside the Building on concrete or other impervious surface (and shall not be racked) with secondary containment where required or prudent. Notwithstanding anything to the contrary herein or at law, Tenant shall ensure that any Permitted Hazardous Materials on the Premises will be received, maintained, treated, stored, used, and disposed of in a manner consistent with good engineering practice and in compliance with all Environmental Laws and the standards established by the National Fire Protection Association.

2.	No Current Investigation. Tenant represents and warrants that it is not currently subject to an inquiry, regulatory investigation, enforcement order, or any other proceeding regarding the generation, use, treatment, storage, or disposal of a Hazardous Material.

3.	Notice and Reporting. Tenant shall immediately notify Landlord in writing of any spill, release, discharge, or disposal of any Hazardous Material in, on or under the Premises. All reporting obligations imposed by Environmental Laws are strictly the responsibility of Tenant. Tenant shall supply to Landlord within five (5) business days after Tenant first receives or sends the same, copies of all claims, reports, complaints, notices, warnings or asserted violations relating in any way to Tenant’s use of the Premises.

4.	Indemnification. Tenant’s indemnity obligation under the Lease with respect to Hazardous Materials shall include indemnification for the liabilities, expenses and other losses described therein as a result of the use of the Permitted Hazardous Materials or the breach of Tenant’s obligations or representations set forth above. It is the intent of this provision that Tenant be strictly liable to Landlord as a result of the use of Permitted Hazardous Materials without regard to the fault or negligence of Tenant, Landlord or any third party.

5.	Disposal Upon Lease Termination. At the expiration or earlier termination of the Lease, Tenant, at its sole cost and expense, shall: (i) remove and dispose off-site any drums, containers, receptacles, structures, or tanks storing or containing Hazardous Materials (or which have stored or contained Hazardous Materials) and the contents thereof which are located at the Premises as a result (directly or indirectly) of Tenant’s and/or any of Tenant’s Parties use of the Premises; (ii) remove, empty, and purge all underground and above ground storage tank systems, including connected piping, of all vapors, liquids, sludges and residues, which are located at the Premises as a result (directly or indirectly) of Tenant’s and/or any of Tenant’s Parties use of the Premises; and (iii) restore the Premises in accordance with Section 21 of the Lease. Such activities shall be performed in compliance with all Environmental Laws and to the satisfaction of Landlord. Landlord’s satisfaction with such activities or the condition of the Premises does not waive, or release Tenant from, any obligations hereunder.

1

EXHIBIT A

SITE PLAN OF PREMISES

ASBUILT / PLAN-SUITE #401 & #402

SEA

BUILDING AREA TABULATION	
LOCATION	TOTAL AREA
SUITE # 401	[illegible] SF
SUITE # 402	[illegible] SF
TOTAL BUILDING AREA	12,481 SF

DOOR SCHEDULE		
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]

WALL LEGEND

IRAJ S. SHOJAIE
Architect

AS BUILT FOR:
S E A
SUITE #401 & 402
FT. LAUDERDALE, FLORIDA

AS NOTED

A-1

A-1

EXHIBIT B

TENANT OPERATIONS INQUIRY FORM

1.	Name of Company/Contact

2.	Address/Phone

3.	Provide a brief description of your business and operations:

4.	Will you be required to make filings and notices or obtain permits as required by Federal and/or State regulations for the operations at the proposed facility? Specifically:

a. SARA Title III Section 312 (Tier II) reports	YES	NO
(> 10,000lbs. of hazardous materials STORED at any one time)
b. SARA Title III Section 313 (Tier III) Form R reports	YES	NO
(> 10,000lbs. of hazardous materials USED per year)
c. NPDES or SPDES Stormwater Discharge permit	YES	NO
(answer “No” if “No-Exposure Certification” filed)
d. EPA Hazardous Waste Generator ID Number	YES	NO

5. Provide a list of chemicals and wastes that will be used and/or generated at the proposed location. Routine office and cleaning supplies are not included. Make additional copies if required.

Storage Container(s)
Chemical/Waste	Approximate Annual Quantity Used or Generated	(i.e. Drums, Cartons, Totes, Bags, ASTs, USTs, etc)

EXHIBIT C

LEASE COMMENCEMENT CERTIFICATE

DATE

Tenant Name

Address

Re: Short Form Industrial Building Lease (the “Lease”) dated             , 20    , [as amended on                 ], for premises located at                          by and between                                               (“Landlord”), and                                               (“Tenant”).

Capitalized terms used herein but not defined shall be given the meanings assigned to them in the Lease.

Condition of Premises. Tenant has accepted possession of the Premises pursuant to the Lease. Any improvements required by the terms of the Lease to be made by Landlord have been completed to the full and complete satisfaction of Tenant in all respects except for the punch list items described on Exhibit A hereto (the “Punch List Items”), and except for such Punch list Items, Landlord has fulfilled all of its duties under the Lease with respect to such initial tenant improvements. Furthermore, Tenant acknowledges that the Premises are suitable for the Permitted Use.

Commencement Date:

Expiration Date:

[Base Rent due and owing for the month of                 , 20     will be pro-rated for the period                 , 20     through             , 20     totaling $        .] For the month of                 , 20    , Base Rent due and owing will be $         per month inclusive of Sales Tax, and shall increase thereafter in accordance with the terms and conditions of the Lease. Notwithstanding the foregoing, Rent is due and payable on the first (1st) of each month for the remainder of the Term or late fees will apply per the terms of the Lease.

Ratification. Tenant hereby ratifies and confirms its obligations under the Lease.

Binding Effect; Governing Law. Except as modified hereby, the Lease shall remain in full effect and this letter shall be binding upon Landlord and Tenant and their respective successors and assigns. If any inconsistency exists or arises between the terms of this letter and the terms of the Lease, the terms of this letter shall prevail. This letter shall be governed by the laws of the state in which the Premises are located.

If you disagree with any of the information set forth above, please advise our office in writing within five (5) days of receipt of this letter; otherwise the information will be as set forth above.

Sincerely,

By:
Name:
Title:

EXHIBIT A TO LEASE COMMENCEMENT CERTIFICATE

Punch List Items

EXHIBIT D

EXCLUSIVE PARKING

EXHIBIT E

PHASE I IMPROVEMENTS

Scope of TI:

PHASE 1

A.	Front Offices (Existing offices)

1.	Replace break room cabinets with similar. Re-use sink.

2.	Perform demolition as needed to create large Distribution center. Patch all walls flush to adjacent finishes and paint.

3.	Install new ceiling to match existing in new Distribution Center – redistribute existing lighting and assume adding 4 lights in this area.

4.	Modify existing HVAC distribution as needed to accommodate new layout.

5.	Assume adding 6 duplex outlets to supplement existing outlets remaining on perimeter walls of new Distribution Center.

6.	Existing bathrooms to remain unchanged.

B.	Warehouse area (New Offices)

1.	Ceiling to remain – replace 50% of ceiling tiles that may be stained, discolored.

2.	Construct all walls, doors, etc as shown in plan. Walls to extend up to existing ceiling @ +/-12’.

3.	Install new a/c split system unit to accommodate the plan changes, assume 3 tons

4.	Provide and install counter in security and in 2 rooms adjacent to security. Racking and furniture by tenant.

5.	Provide and install 2 sinks in the two rooms opposite the existing bathrooms.

6.	Floor finishes are identified on attached.

7.	Provide electrical and data locations as shown on attached.

8.	Provide new LED lighting in Services Rm, Jewelers, and Watches.

Add Alternates:

1.	Existing Offices - Remove and replace carpet throughout including vinyl wall base.

2.	Existing Offices - Replace VCT in Break Room including vinyl wall base.

3.	Existing Offices - Remove existing 6 office doors on building front and replace with full glass doors. Including patch/paint.

4.	Existing Offices - Replace all existing lay in light fixtures with Cooper Lighting 2EP3GX-332S36I-UNV-EB81-U Metalux® 3-Light 18 Cells Parabolic Lighting; 96 Watt, Baked White Enamel, Standard Lay-In-Grid Mount

5.	Vault – Concrete Footings to be installed beneath vault walls and columns

6.	Vault – Structural Engineering and Core Samples

11340 Interchange Circle North | Miramar, Fl 33025

www.seagisproperty.com

1 of 2

EXHIBIT E-1

PHASE II IMPROVEMENTS

PHASE 2

C.	Exterior

1.	Construct secure loading area as shown on plans. Walls to be constructed of masonry or concrete up to 6’ high with 6’ of chain link fence. Stucco finish and paint.

2.	Provide and install aluminum gate at truck loading This gate is to be motorized with remote switch inside Storage.

3.	Install new roll up door, motorized, including cutting and reinforcing for new opening.

4.	Install new man door aside new roll up door.

5.	Remove and infill existing roll up door. Masonry or concrete infill with stucco finish. Paint entire exterior wall (this wall only).

Qualifications:

1.	Tenant has not provided specifications for all equipment being installed. This proposal assumes there is adequate power to the building.

1.	Proposal does not include costs associated with the Vault installation, supervision, coordination of components that interface with vault (elect, lighting, A/C, etc). This scope of work and cost is TBD.

2.	Exterior work to building is pending final design & engineering & permitting.

3.	Data locations will be provided with a j-box and stub up above ceiling. Tenant vendor to provide cabling and terminations.

4.	Security Alarm, Cameras and door access components are to be furnished and installed by Tenant.

5.	All appliances and FF&E by Tenant.

6.	All floor finishes, paint, etc to be Landlord Standards. Colors to be selected by Tenant.

11340 Interchange Circle North | Miramar, Fl 33025

www.seagisproperty.com

2 of 2

EXHIBIT E-2

LANDLORD’S WORK

EXHIBIT F

FAIR MARKET RENT DETERMINATION

(a) If Tenant timely exercises a Renewal Option, Landlord shall send to Tenant, within fifteen (15) days of Landlord’s receipt of Tenant’s exercise notice, a notice (the “Fair Market Value Rental Notice”) setting forth Landlord’s designation of the fair market value of Base Rent for the Premises for the applicable Renewal Period (the “Fair Market Value Rental”). Landlord and Tenant shall promptly commence negotiations in an effort to reach a mutually acceptable determination of the Fair Market Value Rental. If, within thirty (30) days after the date of the Fair Market Value Rental Notice, Landlord and Tenant have not agreed upon in writing a mutually acceptable Fair Market Value Rental, then, by the close of business on the tenth (10th) business day following the end of such 30-day period each of Landlord and Tenant will submit to the other its final proposed Fair Market Value Rental. If either party fails to timely submit its final proposed Fair Market Value Rental to the other as required above, then the Fair Market Value Rental shall be deemed to be that submitted by the party who has so timely acted.

(b) Within ten (10) Business Days after the last of Landlord’s or Tenant’s proposed Fair Market Value Rental is submitted, each of Landlord and Tenant will appoint a person who is an appraiser and a member of the American Institute of Real Estate Appraisers, with not less than ten (10) years’ commercial/industrial experience in the Fort Lauderdale, Florida area (each, an “Arbitrator”) and with experience in leasing similar properties. The two (2) Arbitrators so appointed shall appoint an impartial third Arbitrator, similarly qualified, who has no business relationship with either Landlord or Tenant, within ten (10) days after the appointment of the last appointed Arbitrator, and shall notify the parties of the identity of such third Arbitrator. If the two (2) Arbitrators are unable to agree upon a third Arbitrator, either Landlord or Tenant may, upon not less than five (5) business days’ written notice to the other party, apply to the American Arbitration Association for appointment of a third similarly qualified Arbitrator. The three (3) Arbitrators are referred to in this Lease as the “Arbitration Panel.” Within fifteen (15) days after the appointment of the third Arbitrator, the Arbitration Panel shall (i) conduct a hearing, at which Landlord and Tenant may each make supplemental oral and/or written presentations, with an opportunity for questioning by the members of the Arbitration Panel and (ii) select either the Landlord’s proposed Fair Market Value Rental or the Tenant’s proposed Fair Market Value Rental as the Fair Market Value Rental, which designation will constitute the Fair Market Value Rental for purposes of determining Base Rent for the applicable Renewal Period. The determination of the Arbitration Panel shall be limited solely to the issue of whether Landlord’s or Tenant’s proposed Fair Market Value Rental is closest to the actual Fair Market Value Rental, and the Arbitration Panel will have no right to propose a middle ground or to modify either of the two (2) proposals. The decision of a majority of the three (3) members of the Arbitration Panel shall be binding upon Landlord and Tenant. In the event of the failure, refusal or inability of an Arbitrator to act, a successor shall be appointed in the same manner as the original Arbitrator. Each party shall pay any cost of the Arbitrator selected by such party (and their own attorneys and consultants) and one half of the cost of the third Arbitrator so selected plus one half of any other costs incurred in resolving the disagreement regarding the Fair Market Value Rental.

(c) If Landlord and Tenant reach agreement regarding the Fair Market Value Rental, or if the Arbitration Panel determines the Fair Market Value Rental, then, within thirty (30) days, the parties shall execute an amendment to this Lease confirming the terms and conditions applicable to the applicable Renewal Period, including the newly extended expiration date and the Base Rent determined in accordance with Section 26 of this Lease.

EXHIBIT G

RIGHT OF FIRST OFFER

Landlord hereby covenants and agrees that Tenant shall have a one-time “Right of First Offer” to lease that certain space in the Building commonly known as Suite 401, as depicted on Exhibit A (the “Additional Space”) provided that the Additional Space is available and Landlord is prepared to offer the Additional Space for lease to a third party during the Term of the Lease. Such Right of First Offer is granted on and subject to the following terms and conditions:

1. If, when and as (a) Landlord becomes aware that the Additional Space will become available for lease to a third party, and (b) Landlord is prepared to offer the Additional Space for lease to a third party tenant, Landlord shall promptly notify Tenant, in writing (a “ROFO Notice”). Tenant shall then have the right to lease the Additional Space on the terms and conditions hereinafter set forth.

2. The ROFO Notice shall describe the economic and other relevant terms and conditions upon which Landlord is prepared to offer to lease the Additional Space to a third party tenant (the “ROFO Terms”), including, but not limited to, the term for which the Additional Space is to be leased; the commencement date of that lease term; the per annum, per square foot base rent proposed to be charged by Landlord for the Additional Space (the “Rental Rate”); and all (if any) monetary concessions that Landlord is prepared to offer to such third party in consideration of its proposed lease of the Additional Space.

3. Upon Landlord’s delivery of the ROFO Notice, Tenant shall have five (5) business days in which to advise Landlord, in writing (the “ROFO Response”), whether or not Tenant desires to exercise its Right of First Offer and lease all (but not some portion) of the Additional Space on all of the ROFO Terms, except as otherwise specifically provided below in this Exhibit G.

4. If Tenant fails to timely deliver a ROFO Response (or, if Tenant timely delivers the ROFO Response, but declines to lease all of the Additional Space on the ROFO Terms), then Tenant shall automatically be deemed to have waived its Right of First Offer and this Right of First Offer shall be deemed null and void and of no further force and effect (except as otherwise provided in Paragraph 6 below). In that event, Landlord shall be free to lease the Additional Space to one or more third party tenants (a “ROFO Lease”) on substantially the same or better (from Landlord’s perspective) terms as are set forth in the ROFO Notice previously delivered to Tenant and this Right of First Offer shall be null and void.

5. If Tenant timely delivers an ROFO Response and advises Landlord of its desire to lease the entirety of the Additional Space on the ROFO Terms set forth in the applicable ROFO Notice, then, within ten (10) business days of Tenant’s delivery of the ROFO Response to Landlord, Landlord and Tenant shall execute and enter into an amendment to this Lease, pursuant to which amendment Tenant shall lease the Additional Space on all of the terms, conditions and limitations set forth in this Lease, except that (i) the annual Base Rent for the Additional Space shall be the product of (x) the Rental Rate and (y) the number of rentable square feet comprising the Additional Space (and subject to such escalations as are provided in the ROFO Terms); (ii) Tenant’s Proportionate Share shall be appropriately adjusted (increased) to account for the additional square footage comprising the Additional Space; (iii) the definition of the Premises shall be amended to include the Additional Space; and (iv) the Term of this Lease shall remain unchanged with respect to the Premises initially leased hereunder; however, the Term of this Lease for the Additional Space only shall be as set forth in the ROFO Terms. Notwithstanding anything to the contrary contained in this Lease or in the ROFO Notice, if Tenant timely delivers a ROFO Response, Tenant shall be obligated to lease the entirety of that Additional Space on a strictly “as-is,” “where-is” basis, without any tenant improvements, allowances, inducements, alterations, modifications, representations or warranties of any nature whatsoever from Landlord.

6. In the event that (a) Landlord delivers an ROFO Notice, but Tenant fails to timely deliver an ROFO Response; and (b) therefore, Landlord has the right to, and does, actively pursue the negotiation of the terms and conditions of a ROFO Lease, but in the course of such pursuit, Landlord desires to modify or amend any of the ROFO Terms in any material respect, then Landlord may not finalize the terms and conditions of, execute, and enter into a ROFO Lease, based on and incorporating a material change in the ROFO Terms, without once again first delivering a revised ROFO Notice to Tenant, reflecting the then-applicable ROFO Terms, whereupon the provisions of Sections 3 through 5 above shall once again apply. For purposes of this Section 6, a modification of the Rental Rate originally included in the ROFO Terms shall be deemed material if that Rental Rate is reduced by more than ten percent (10%) of the Rental Rate originally offered to Tenant, but such determination of materiality shall be made without regard to any terms other than the Rental Rate.

7. Tenant specifically acknowledges and agrees that its Right of First Offer shall not apply to (i) the renewal, relocation, expansion or extension of any existing lease of Landlord, whether pursuant to a renewal right, expansion right, relocation right or otherwise; or (ii) when less than two (2) years remain during the Term (as may be extended) or when the term applicable to the Additional Space under the ROFO Terms exceeds the remaining Term of this Lease.

8. Tenant shall have no right to exercise (or to preserve the prior exercise of) the Right of First Offer if and to the extent that Tenant is in default under the Lease at either or both of (a) the date Landlord would otherwise be obligated to deliver a ROFO Notice; and (b) at any time thereafter prior to the applicable commencement date for the lease of the Additional Space (after timely delivery of a ROFO Response by Tenant). In the event of such a default by Tenant, Tenant shall be deemed to have irrevocably waived its Right of First Offer during the period of time that any such default remains uncured (to Landlord’s satisfaction); therefore, (i) during a period of default, Landlord shall have no obligation to deliver a ROFO Notice; and (ii) if Landlord delivers a ROFO Notice, and Tenant timely delivers a ROFO Response, advising of Tenant’s election to lease the Additional Space, but Tenant then defaults after its delivery of the ROFO Response, then such ROFO Response shall immediately be automatically and irrevocably rendered null and void, whereupon Landlord shall be free to lease the Additional Space to any party Landlord desires, and on whatever terms Landlord deems appropriate.

9. The Right of First Offer is personal to Tenant and to its affiliates or subsidiaries (“Permitted Transferees”), subject to Section 8 of this Lease. If Tenant subleases any portion of the Premises or assigns or otherwise transfers all or any portion of Tenant’s interest under the Lease to any other person or entity (other than a Permitted Transferee), whether or not pursuant to, and in accordance with, the requirements of this Lease, neither Tenant nor any sublessee, assignee or transferee shall have, or be entitled to, any of the rights or benefits of the Right of First Offer.

10. The Right of First Offer is in all events subject and subordinate to any existing rights or options of other parties to lease.

EXHIBIT H

UNCONDITIONAL GUARANTY

THIS UNCONDITIONAL GUARANTY (the “Guaranty”) is made as of this      day of             , 201    , by Mayor’s Jewelers, Inc., a Delaware corporation (the “Guarantor”), in favor of SPG Palm Crossing LLC, a Florida limited liability company (the “Landlord”), and is executed pursuant to that certain Lease of even date herewith, by and between Landlord and Mayor’s Jewelers of Florida, Inc., a Florida corporation (the “Tenant”), as same may be amended or modified from time to time (collectively, the “Lease”). The Lease is with respect to those certain Premises, as defined in the Lease, located in the building commonly known as 3440 NW 53rd Street, Fort Lauderdale, Florida.

In order to induce Landlord to execute the Lease, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Guarantor has guaranteed and hereby does guaranty the payment and performance of all liabilities, obligations, and duties (including, without limitation, payment of rent) imposed upon Tenant under the terms of the Lease, as if Guarantor has executed the Lease as Tenant thereunder, irrespective of the expiration of the Lease, the invalidity or unenforceability of the Lease or any provision therein, or the insufficiency, invalidity, or unenforceability of any security interest which might have been, or be hereafter, given to Landlord to secure Tenant’s obligations contained in the Lease.

Guarantor hereby acknowledges, and waives notice of, acceptance of this Guaranty and all other notices in connection herewith or in connection with the liabilities, obligations, and duties guaranteed hereby, including, but not limited to, notices of default by or to Tenant under the Lease, and waives demand for payment, protest, diligence, presentment, notice of protest, obligation, or duty guaranteed hereby. Guarantor further waives to the fullest extent permitted by law, all defenses given to sureties and guarantors by statute, at law, or in equity.

Guarantor further agrees that Landlord shall not be first required to enforce against Tenant or any other person any liability, obligation, or duty guaranteed hereby before seeking enforcement thereto against Guarantor. Suit may be brought and maintained against Guarantor by Landlord to enforce any liability, obligation, or duty guaranteed hereby without joinder of Tenant or any other person. The liability of Guarantor shall not be affected by any indulgence, compromise, settlement, or variation of terms which may be extended to Tenant by Landlord or agreed upon by Landlord and Tenant, and shall not be impaired, modified, changed, released, or limited in any manner whatsoever by any impairment, modification, change, release, or limitation of the Lease or the liability of Tenant or its estate in bankruptcy, or of any remedy for the enforcement thereof, resulting from the operation of any present or future provision of the National Bankruptcy Code, or any similar law or statute of the United States or any State thereof. Landlord and Tenant, without notice to, or consent by, Guarantor, may at any time or times enter into such extensions, amendments, assignments, subleases, or other covenants respecting the Lease as they may deem appropriate, including, but not limited to, an increase in the rent due under the Lease or any other obligation thereunder; and Guarantor shall not be released thereby, but shall continue to be fully liable for the payment and performance of all liabilities, obligations, and duties of Tenant under the Lease as so extended, amended, assigned, subleased, or otherwise modified.

This Guaranty is absolute, unconditional, and continuing in any event, and shall not terminate until the payment of all sums and the performance of all obligations evidenced by the Lease.

It is understood that other agreements similar to this Guaranty may, at Landlord’s sole opinion and discretion, be executed by other persons with respect to the Lease. This Guaranty shall be joint and several and cumulative of any such agreements and the liabilities and obligations of Guarantor hereunder shall in no event be affected or diminished by reason of such other agreements. Moreover, if Landlord obtains the signature of more than one guarantor in this Guaranty, or obtains additional guaranty agreements, or both, Guarantor agrees that Landlord, in Landlord’s sole discretion, may (i) bring suit against all guarantors of the Lease jointly and severally or against any one or more of them, (ii) compound or settle with any one or more of the guarantors for such consideration as Landlord may deem proper, and (iii) release any one or more of the guarantors from liability. Guarantor further agrees that no such action shall impair the rights of Landlord to enforce the Lease against any remaining guarantor or guarantors, including Guarantor.

Guarantor agrees that if Landlord shall employ an attorney to present, enforce, or defend any or all of Landlord’s rights or remedies hereunder or under the Lease, Guarantor shall pay any reasonable attorneys’ fees incurred by Landlord in with respect thereto, whether such fees are incurred before or at trial or on appeal.

In the event the Landlord, or any successor owner of the Building, sells, conveys, or otherwise transfers the Building or the Lease, this Guaranty shall not be abrogated thereby, and shall continue in full force and effect.

This Guaranty shall be governed by, and construed in accordance with, the laws of the State of Florida, without application of conflict of laws principles. If any provision of this Guaranty should be held to be invalid or unenforceable, the validity and enforceability of the remaining provisions of this Guaranty shall not be affected thereby.

This Guaranty shall be binding upon Guarantor and Guarantor’s successors, heirs, executors, administrators, and assigns, and shall inure to the benefit of Landlord and Landlord’s successors, heirs, executors, administrators, and assigns.

GUARANTOR HEREBY KNOWINGLY AND VOLUNTARILY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM BROUGHT BY LANDLORD AGAINST GUARANTOR ON ANY MATTERS ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE LEASE OR THIS GUARANTY. GUARANTOR ACKNOWLEDGES AND AGREES THAT SUCH WAIVER IS A MATERIAL INDUCEMENT TO LANDLORD ENTERING INTO THE LEASE.

EXECUTED as of the day and year first above written.

GUARANTOR:

By:
Name:
Title:

Address:

STATE OF	}
ss.:
COUNTY OF	}

On the      day of                     , in the year         , before me, the undersigned, personally appeared                      personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument[, and that such individual made such appearance before the undersigned in the County of                     , State of                     .]

Notary Public

EXHIBIT I

SNDA

SUBORDINATION, NONDISTURBANCE, AND ATTORNMENT AGREEMENT

This SUBORDINATION, NONDISTURBANCE, AND ATTORNMENT AGREEMENT (this “Agreement”) is entered into as of                     , 20     (the “Effective Date”), between BANK OF AMERICA, N.A., a national banking association, whose address is 1600 JFK Boulevard, Philadelphia, PA 19103, Attention: Commercial Real Estate Banking (“Lender”), and                     , a                     , whose address is                      (“Tenant”), with reference to the following facts:

A.                                         , a                     , whose address is 100 Front Street, Suite 350, Conshohocken, Pa 19428 (“Landlord”), owns the real property located at                      (such real property, including all buildings, improvements, structures and fixtures located thereon, “Landlord’s Premises”), as more particularly described in Schedule A.

B. Lender has made a loan to Landlord in the original principal amount of $75,000,000, which amount is subject to possible increase (the “Loan”), all as provided in and subject to the terms and conditions set forth in the Loan Documents (as hereinafter defined).

C. To secure the Loan, Landlord has encumbered Landlord’s Premises by entering into that certain Revolving Credit Agreement, Assignment of Rents, Security Agreement and Fixture Filing dated November 20, 2012, for the benefit of Lender as amended, increased, renewed, extended, spread, consolidated, severed, restated, or otherwise changed from time to time, the “Mortgage”) recorded [on                     , in Book                     , Page                     ,] in the [Public] [Official] Records of                      County,                      (the “Official Records”).

D. Pursuant to a                     , dated as of             , 20    , as amended on             , 20     and                     , 20     (the “Lease”); Landlord demised to Tenant [a portion of] Landlord’s Premises (“Tenant’s Premises”). Tenant’s Premises are commonly known as                                         .

[E. Pursuant to a                      dated as of             , 20    ,                      guaranteed the obligations of Tenant under the Lease.]

F. Tenant and Lender desire to agree upon the relative priorities of their interests in Landlord’s Premises and their rights and obligations if certain events occur.

NOW, THEREFORE, for good and sufficient consideration and intending to be legally bound hereby, Tenant and Lender agree:

1. Definitions. The following terms shall have the following meanings for purposes of this Agreement.

1.1 “Civil Asset Forfeiture Reform Act” means the Civil Asset Forfeiture Reform Act of 2000 (18 U.S.C. Sections 983 et seq.), as amended from time to time, and any successor statute.

1.2 “Construction-Related Obligation(s)” means any obligation of Landlord under the Lease to make, pay for, or reimburse Tenant for any alterations, demolition, or other improvements or work at Landlord’s Premises, including Tenant’s Premises. Construction-Related Obligations shall not include: (a) reconstruction or repair following fire, casualty or condemnation; or (b) day-to-day maintenance and repairs.

1.3 “Controlled Substances Act” means the Controlled Substances Act (21 U.S.C. Sections 801 et seq.), as amended from time to time, and any successor statute.

1.4 “Foreclosure Event” means: (a) foreclosure under the Mortgage, whether by judicial action or pursuant to nonjudicial proceedings; (b) any other exercise by Lender of rights and remedies (whether under the Mortgage or under applicable law, including bankruptcy law) as holder of the Loan and/or [the Mortgage] [as beneficiary under the Mortgage], as a result of which any Successor Landlord becomes owner of Landlord’s Premises; or (c) delivery by Landlord to Lender (or its designee or nominee) of a deed or other conveyance of Landlord’s interest in Landlord’s Premises in lieu of any of the foregoing.

1.5 “Former Landlord” means Landlord and any other party that was landlord under the Lease at any time before the occurrence of any attornment under this Agreement.

1.6 “Loan Documents” mean the Mortgage and any other document now or hereafter evidencing, governing, securing or otherwise executed in connection with the Loan, including any promissory note and/or loan agreement, pertaining to the repayment or use of the Loan proceeds or to any of the real or personal property, or interests therein, securing the Loan, as such documents or any of them may have been or may be from time to time hereafter renewed, extended, supplemented, increased or modified. This Agreement is a Loan Document.

1.7 “Offset Right” means any right or alleged right of Tenant to any offset, defense (other than one arising from actual payment and performance, which payment and performance would bind a Successor Landlord pursuant to this Agreement), claim, counterclaim, reduction, deduction, or abatement against Tenant’s payment of Rent or performance of Tenant’s other obligations under the Lease, arising (whether under the Lease or other applicable law) from Landlord’s breach or default under the Lease.

1.8 “Rent” means any fixed rent, base rent or additional rent under the Lease.

1.9 “Successor Landlord” means any party that becomes owner of Landlord’s Premises as the result of a Foreclosure Event.

1.10 “Termination Right” means any right of Tenant to cancel or terminate the Lease or to claim a partial or total eviction arising (whether under the Lease or under applicable law) from Landlord’s breach or default under the Lease.

2. Subordination. The Lease, including all rights of first refusal, purchase options and other rights of purchase, shall be, and shall at all times remain, subject and subordinate to the Mortgage, the lien and security interest imposed by the Mortgage and the right to enforce such lien or security interest, and all advances made under or secured by the Loan Documents. Tenant hereby intentionally and unconditionally subordinates the Lease and all of Tenant’s right, title and interest thereunder and in and to Landlord’s Premises (including Tenant’s right, title and interest in connection with any insurance proceeds or eminent domain awards or compensation relating to Landlord’s Premises and Tenant’s right to receive and retain any rentals or payments made under any sublease or concession agreement of or relating to any portion of Tenant’s Premises), to the lien of the Mortgage and all of Lender’s rights and remedies thereunder, and agrees that the Mortgage shall unconditionally be and shall at all times remain a lien on Landlord’s Premises prior and superior to the Lease.

3. Nondisturbance; Recognition; and Attornment.

3.1 No Exercise of Mortgage Remedies Against Tenant. So long as the Lease has not been terminated on account of Tenant’s default that has continued beyond applicable cure periods (an “Event of Default”), Lender shall not name or join Tenant as a defendant in any judicial action or proceeding that is commenced pursuant to the exercise of Lender’s rights and remedies arising upon a default by Landlord under the Mortgage unless (a) applicable law requires Tenant to be made a party thereto as a condition to proceeding against Landlord or in order to prosecute or otherwise fully enforce such rights and remedies; or (b) such joinder of Tenant is required for the recovery by Lender of any Rent at any time owing by Tenant under the Lease, whether pursuant to the assignment of rents set forth in the Mortgage or otherwise; or (c) such joinder is required in order to enforce any right of Lender to enter Landlord’s Premises for the purpose of making any inspection or assessment, or in order to protect the value of Lender’s security provided by the Mortgage. In any instance in which Lender is permitted to join Tenant as a defendant as provided above, Lender agrees not to terminate the Lease or otherwise adversely affect Tenant’s rights under the Lease or this Agreement in or pursuant to such action or proceeding, unless an Event of Default by Tenant has occurred and is continuing. The foregoing provisions of this Section shall not be construed in any manner that would prevent Lender from (i) carrying out any nonjudicial foreclosure proceeding under the Mortgage, or (ii) obtaining the appointment of a receiver for the Landlord’s Premises as and when permitted under applicable law.

3.2 Nondisturbance and Attornment. If the Lease has not been terminated on account of an Event of Default by Tenant, then, when Successor Landlord takes title to Landlord’s Premises: (a) Successor Landlord shall not terminate or disturb Tenant’s possession of Tenant’s Premises under the Lease, except in accordance with the terms of the Lease and this Agreement; (b) Successor Landlord shall be bound to Tenant under all the terms and conditions of the Lease (except as provided in this Agreement); (c) Tenant shall recognize and attorn to Successor Landlord as Tenant’s direct landlord under the Lease as affected by this Agreement; and (d) the Lease shall continue in full force and effect as a direct lease, in accordance with its terms (except as provided in this Agreement), between Successor Landlord and Tenant.

3.3 Use of Proceeds. Lender, in making any advances of the Loan pursuant to any of the Loan Documents, shall be under no obligation or duty to, nor has Lender represented to Tenant that it will, see to the application of such proceeds by the person or persons to whom Lender disburses such advances, and any application or use of such proceeds for purposes other than those provided for in any Loan Document shall not defeat Tenant’s agreement to subordinate the Lease in whole or in part as set forth in this Agreement.

3.4 Further Documentation. The provisions of this Article shall be effective and self-operative without any need for Successor Landlord or Tenant to execute any further documents. Tenant and Successor Landlord shall, however, confirm the provisions of this Article in writing upon request by either of them.

3.5 Default Under Mortgage. In the event that Lender notifies Tenant of a default under the Mortgage and demands that Tenant pay its rent and all other sums due under the Lease directly to Lender, Tenant shall honor such demand and pay the full amount of its rent and all other sums due under the Lease directly to Lender, without offset, or as otherwise required pursuant to such notice beginning with the payment next due after such notice of default, without inquiry as to whether a default actually exists under the Mortgage and notwithstanding any contrary instructions of or demands from Landlord. The consent and approval of Landlord to this Agreement shall constitute an express authorization for Tenant to make such payments to Lender and a release and discharge of all liability of Tenant to Landlord for any such payments made to Lender in compliance with Lender’s written demand.

4. Protection of Successor Landlord. Notwithstanding anything to the contrary in the Lease or the Mortgage, Successor Landlord shall not be liable for or bound by any of the following matters:

4.1 Claims Against Former Landlord. Any Offset Right that Tenant may have against any Former Landlord relating to any event or occurrence before the date of attornment, including any claim for damages of any kind whatsoever as the result of any breach by Former Landlord that occurred before the date of attornment. (The foregoing shall not limit either (a) Tenant’s right to exercise against Successor Landlord any Offset Right otherwise available to Tenant because of events occurring after the date of attornment, or (b) Successor Landlord’s obligation to correct any conditions that existed as of the date of attornment and violate Successor Landlord’s obligations as landlord under the Lease.)

4.2 Acts or Omissions of Former Landlord. Any act, omission, default, misrepresentation, or breach of warranty, of any previous landlord (including Former Landlord) or obligations accruing prior to Successor Landlord’s actual ownership of the Property.

4.3 Prepayments. Any payment of Rent that Tenant may have made to Former Landlord more than thirty (30) days before the date such Rent was first due and payable under the Lease with respect to any period after the date of attornment other than, and only to the extent that, the Lease expressly required such a prepayment.

4.4 Payment; Security Deposit. Any obligation (a) to pay Tenant any sum(s) that any Former Landlord owed to Tenant, or (b) with respect to any security deposited with Former Landlord, unless such security was actually delivered to Lender. This Section is not intended to apply to Landlord’s obligation to make any payment that constitutes a Construction-Related Obligation.

4.5 Modification; Amendment; or Waiver. Any modification or amendment of the Lease, or any waiver of any terms of the Lease, made without Lender’s written consent.

4.6 Surrender; Etc. Any consensual or negotiated surrender, cancellation, or termination of the Lease, in whole or in part, agreed upon between Landlord and Tenant, unless effected unilaterally by Tenant pursuant to the express terms of the Lease.

4.7 Construction-Related Obligations. Any Construction-Related Obligation of Landlord under the Lease.

5. Exculpation of Successor Landlord. Notwithstanding anything to the contrary in this Agreement or the Lease, upon any attornment pursuant to this Agreement the Lease shall be deemed to have been automatically amended to provide that Successor Landlord’s obligations and liability under the Lease shall never extend beyond Successor Landlord’s (or its successors’ or assigns’) interest, if any, in Landlord’s Premises from time to time, including insurance and condemnation proceeds, Successor Landlord’s interest in the Lease, and the proceeds from any sale or other disposition of Landlord’s Premises by Successor Landlord (collectively, “Successor Landlord’s Interest”). Tenant shall look exclusively to Successor Landlord’s Interest (or that of its successors and assigns) for payment or discharge of any obligations of Successor Landlord under the Lease as affected by this Agreement. If

Tenant obtains any money judgment against Successor Landlord with respect to the Lease or the relationship between Successor Landlord and Tenant, then Tenant shall look solely to Successor Landlord’s Interest (or that of its successors and assigns) to collect such judgment. Tenant shall not collect or attempt to collect any such judgment out of any other assets of Successor Landlord. In addition to any limitation of liability set forth in this Agreement, Lender and/or its successors and assigns shall under no circumstances be liable for any incidental, consequential, punitive, or exemplary damages.

6. Lender’s Right to Cure.

6.1 Notice to Lender. Notwithstanding anything to the contrary in the Lease or this Agreement, before exercising any Termination Right, Tenant shall provide Lender with notice of the breach or default by Landlord giving rise to same (the “Default Notice”) and, thereafter, the opportunity to cure such breach or default as provided for below.

6.2 Lender’s Cure Period. After Lender receives a Default Notice, Lender shall have a period of thirty (30) days beyond the time available to Landlord under the Lease in which to cure the breach or default by Landlord. Lender shall have no obligation to cure (and shall have no liability or obligation for not curing) any breach or default by Landlord, except to the extent that Lender agrees or undertakes otherwise in writing.

6.3 Extended Cure Period. In addition, as to any breach or default by Landlord the cure of which requires possession and control of Landlord’s Premises, provided only that Lender undertakes to Tenant by written notice to Tenant within thirty (30) days after receipt of the Default Notice to exercise reasonable efforts to cure or cause to be cured by a receiver such breach or default within the period permitted by this Section, Lender’s cure period shall continue for such additional time (the “Extended Cure Period”) as Lender may reasonably require to either (a) obtain possession and control of Landlord’s Premises and thereafter cure the breach or default with reasonable diligence and continuity, or (b) obtain the appointment of a receiver and give such receiver a reasonable period of time in which to cure the default.

7. Confirmation of Facts. Tenant represents to Lender and to any Successor Landlord, in each case as of the Effective Date:

7.1 Effectiveness of Lease. The Lease is in full force and effect, has not been modified, and constitutes the entire agreement between Landlord and Tenant relating to Tenant’s Premises. Tenant has no interest in Landlord’s Premises except pursuant to the Lease. No unfulfilled conditions exist to Tenant’s obligations under the Lease.

7.2 Rent. Tenant has not paid any Rent that is first due and payable under the Lease after the Effective Date.

7.3 No Landlord Default. To the best of Tenant’s knowledge, no breach or default by Landlord exists and no event has occurred that, with the giving of notice, the passage of time or both, would constitute such a breach or default.

7.4 No Tenant Default. Tenant is not in default under the Lease and has not received any uncured notice of any default by Tenant under the Lease.

7.5 No Termination. Tenant has not commenced any action nor sent or received any notice to terminate the Lease. Tenant has no presently exercisable Termination Right(s) or Offset Right(s).

7.6 Commencement Date. The “Commencement Date” of the Lease was                     .

7.7 Acceptance. (a) Tenant has accepted possession of Tenant’s Premises; and (b) Landlord has performed all Construction-Related Obligations related to Tenant’s initial occupancy of Tenant’s Premises and Tenant has accepted such performance by Landlord.

7.8 No Transfer. Tenant has not transferred, encumbered, mortgaged, assigned, conveyed or otherwise disposed of the Lease or any interest therein, other than sublease(s) made in compliance with the Lease.

7.9 Due Authorization. Tenant has full authority to enter into this Agreement, which has been duly authorized by all necessary actions.

7.10 No Violations of Laws. Tenant has not violated, and shall not violate, any laws affecting Tenant’s Premises, including the Controlled Substances Act, or which could otherwise result in the commencement of a judicial or nonjudicial forfeiture or seizure proceeding by a governmental authority (including the commencement of any proceedings under the Civil Asset Forfeiture Reform Act) on the grounds that Tenant’s Premises or any part thereof has been used to commit or facilitate the commission of a criminal offense by any person, including Tenant, pursuant to any law, including the Controlled Substances Act, regardless of whether or not Tenant’s Premises is or shall become subject to forfeiture or seizure in connection therewith.

8. Miscellaneous.

8.1 Notices. All notices or other communications required or permitted under this Agreement shall be in writing and given by certified mail (return receipt requested) or by nationally recognized overnight courier service that regularly maintains records of items delivered. Each party’s address is as set forth in the opening paragraph of this Agreement, subject to change by notice under this Section. Notices shall be effective the next business day after being sent by overnight courier service, and five (5) business days after being sent by certified mail (return receipt requested).

8.2 Successors and Assigns. This Agreement shall bind and benefit the parties, their successors and assigns, any Successor Landlord, and its successors and assigns. If Lender assigns the Mortgage, then upon delivery to Tenant of written notice thereof accompanied by the assignee’s written assumption of all obligations under this Agreement, all liability of the assignor shall terminate.

8.3 Entire Agreement. This Agreement constitutes the entire agreement between Lender and Tenant regarding the subordination of the Lease to the Mortgage and the rights and obligations of Tenant and Lender as to the subject matter of this Agreement.

8.4 Interaction with Lease and with Mortgage; Severability. If this Agreement conflicts with the Lease, then this Agreement shall govern as between the parties and any Successor Landlord, including upon any attornment pursuant to this Agreement. This Agreement supersedes, and constitutes full compliance with, any provisions in the Lease that provide for subordination of the Lease to, or for delivery of nondisturbance agreements by the [holder] [beneficiary] of, the Mortgage. Lender confirms that Lender has consented to Landlord’s entering into the Lease. If any provision of this Agreement is determined to be invalid, illegal or unenforceable, such provision shall be considered severed from the rest of this Agreement and the remaining provisions shall continue in full force and effect as if such provision had not been included.

8.5 Lender’s Rights and Obligations. Except as expressly provided for in this Agreement, Lender shall have no obligations to Tenant with respect to the Lease. If an attornment occurs pursuant to this Agreement, then all rights and obligations of Lender under this Agreement shall terminate, without thereby affecting in any way the rights and obligations of Successor Landlord provided for in this Agreement.

8.6 Interpretation; Governing Law. The interpretation, validity and enforcement of this Agreement shall be governed by and construed under the internal laws of the State of New Jersey, excluding its principles of conflict of laws.

8.7 Amendments. This Agreement may be amended, discharged or terminated, or any of its provisions waived, only by a written instrument executed by the party to be charged.

8.8 Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

8.9 Lender’s Representation. Lender represents that Lender has full authority to enter into this Agreement, and Lender’s entry into this Agreement has been duly authorized by all necessary actions.

8.10 Reliance by Lender. Tenant acknowledges the right of Lender (as well as any Successor Landlord) to rely upon the certifications and agreements in this Agreement in making the Loan to Landlord.

IN WITNESS WHEREOF, this Agreement has been duly executed [and delivered under seal] by Lender and Tenant as of the Effective Date.

LENDER:

BANK OF AMERICA, N.A.,

a national banking association

By:

Name:

Title:

TENANT:

,

a

By:

Name:

Title:

[ADD NOTARY ACKNOWLEDGEMENTS]

LANDLORD’S CONSENT

Landlord consents and agrees to the foregoing Agreement, which was entered into at Landlord’s request. The foregoing Agreement shall not alter, waive or diminish any of Landlord’s obligations under the Mortgage or the Lease. The above Agreement discharges any obligations of Lender under the Mortgage and related loan documents to enter into a nondisturbance agreement with Tenant. Tenant is hereby authorized to pay its rent and all other sums due under the Lease directly to Lender upon receipt of a notice as set forth in Section 3.5 above from Lender and Tenant is not obligated to inquire as to whether a default actually exists under the Mortgage. Landlord is not a party to the above Agreement.

LANDLORD:

,

a

By:

Name:

Title:

Dated:	, 20

[ADD NOTARY ACKNOWLEDGEMENT]

GUARANTOR’S CONSENT

Each of the undersigned, a guarantor of Tenant’s obligations under the Lease (a “Guarantor”), consents to Tenant’s execution, delivery and performance of the foregoing Agreement. From and after any attornment pursuant to the foregoing Agreement, that certain Guaranty dated             , 20     (the “Guaranty”) executed by Guarantor in favor of                      shall automatically benefit and be enforceable by Successor Landlord with respect to Tenant’s obligations under the Lease as affected by the foregoing Agreement. Successor Landlord’s rights under the Guaranty shall not be subject to any defense, offset, claim, counterclaim, reduction or abatement of any kind resulting from any act, omission or waiver by any Former Landlord for which Successor Landlord would, pursuant to the foregoing Agreement, not be liable or answerable after an attornment. The foregoing does not limit any waivers or other provisions contained in the Guaranty. Guarantor confirms that the Guaranty is in full force and effect and Guarantor presently has no offset, defense (other than any arising from actual payment or performance by Tenant. which payment or performance would bind a Successor Landlord under the foregoing Agreement), claim, counterclaim, reduction, deduction or abatement against Guarantor’s obligations under the Guaranty.

GUARANTOR:

,

a

By:

Name:

Title:

Dated:	, 20

[ADD NOTARY ACKNOWLEDGEMENT]

SCHEDULE A

Description of Landlord’s Premises